EXHIBIT 99.1

RISK FACTORS, BUSINESS AND OTHER INFORMATION RELATED TO CHINA XINIYA FASHION LIMITED AND THE PROPOSED TRANSACTION WITH TRUE SILVER LIMITED

December 11, 2017

EXPLANATORY NOTE

On July 18, 2016, Qiming Investment Limited, a British Virgin Islands company (“Seller”), a controlling shareholder of China Xiniya Fashion Limited, a Cayman Islands company (“XNY”), agreed to sell a controlling interest in XNY, represented by 114,996,929 ordinary shares of XNY (“Shares”), or approximately 50.5% of the issued and outstanding Shares as of December 9, 2017, to Honest Plus Investments Limited, a British Virgin Islands company (“Honest Plus”) and Perfect Lead International Limited, a British Virgin Islands company (“Perfect Lead”), in exchange for the purchase price of RMB86,426,660.72 (approximately US$12,937,155), pursuant to the Share Purchase Agreement (“Share Purchase Agreement”), dated July 17, 2016, and as amended on October 27, 2016, and further amended on December 10, 2017, by and amongst Honest Plus, Perfect Lead, Seller, and Mr. Qiming Xu, the Chairman and Chief Executive Officer and controlling shareholder of XNY. As contemplated by the Share Purchase Agreement, on December 10, 2017, XNY entered into (1) a Share Transfer Agreement dated December 10, 2017, with Qiming Investment Limited pursuant to which XNY agreed to sell Xiniya Holdings Limited, XNY’s wholly owned subsidiary in Hong Kong, to Qiming Investment Limited in exchange for a purchase price of US$34,588,428.05 (approximately RMB228,000,000.00) (“Divestiture”) subject to the terms set forth therein, and (2) a Securities Purchase Agreement, dated December 10, 2017, with True Silver Limited, a British Virgin Islands company (“True Silver”) and Honest Plus Investments Limited, pursuant to which XNY agreed to acquire True Silver for a purchase price of US$34,588,428.05 and the issuance of 772,283,308 newly issued ordinary shares of XNY (“Acquisition”), which through a variable interest entity (VIE) structure, operates and consolidates eighty percent (80%) of the financial results of Hubei Chutian Microfinance Co., Ltd., a Chinese company that engages in the lending of small loans to customers in China (“Chutian”). It is contemplated that the closing of the transactions contemplated by the Share Purchase Agreement, the Share Transfer Agreement and the Securities Purchase Agreement (the “Transactions”) will occur concurrently, and that upon the closing of the Transactions, the Company will change from a textile and apparel clothing business to a microfinance lending business in Hubei Province, China, and discontinue its textile and apparel clothing operations.

Although there is no assurance or guarantee that the Closing will occur, in the event the Transactions are completed, there will be a change of business, management and ownership control of XNY. Accordingly, we are providing information relating to the proposed new microfinance lending business operated by Chutian, an 80% VIE of True Silver, unless otherwise specifically noted.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Description of Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned “Risk Factors” below. In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “would,” and similar expressions intended to identify forward-looking statements.

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Forward-looking statements contained in this document are based on current expectations and beliefs concerning the future developments and events and are subject to risks and uncertainties. These forward-looking statements involve a number of risks, uncertainties, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These forward-looking statements include, among other things, statements relating to:

•	Any changes in the laws of the PRC or local province that may affect our operation;

•	Inflation and fluctuations in foreign currency exchange rates;

•	Our ability to develop and market our microfinance lending business in the future;

•	Our exposure to risk associated to the geographic concentration of loans in Hubei Province.

•	Our on-going ability to obtain all mandatory and voluntary government and other industry certifications, approvals, and/or licenses to conduct our business;

•	Our ability to maintain or increase our market share in the competitive markets in which we do business;

•	Our dependence on the growth in demand for our products;

•	Our ability to diversify our product offerings and capture new market opportunities;

•	The costs we may incur in the future from complying with current and future governmental regulations and the impact of any changes in the regulations on our operations; and

•	The loss of key members of our senior management.

Forward-looking statements represent our estimates and assumptions only as of the date of this document. You should not rely upon forward-looking statements as predictions of future events. You should read this document and the documents that we reference and file as exhibits to this document completely and with the understanding that our actual future results may be materially different from what we expect, and the closing of the Transactions may not occur. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

USE OF CERTAIN DEFINED TERMS

Except where the context otherwise requires and for the purposes of this document only:

•	“ADRs” refer to the American depositary receipts that evidence XNY’s ADSs;

•	“ADSs” refer to XNY’s American depositary shares. Prior to December 17, 2014, each ADS represents the right to receive four (4) ordinary shares, par value $0.00005 per share of XNY (the “Shares”), and from December 18, 2014, the right to receive sixteen (16) Shares. In connection with the Closing, it is contemplated that each ADS will represent the right to receive forty-eight (48) shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this document only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“Company,” “we,” and “us” refer to the combined business of True Silver Limited, a British Virgin Islands company, and its wholly owned subsidiaries, including the 80% VIE operating company, Hubei Chutian Microfinance Co., Ltd., a PRC company;

•	“Chutian” refers to Hubei Chutian Microfinance Co., Ltd., a PRC company, and an 80% variable interest entity of True Silver Limited.

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•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•	“HK$” refers to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“IFRS” refers to International Financial Reporting Standards

•	“RMB” and “Renminbi” refer to the legal currency of the PRC;

•	“SEC” refers to the Securities and Exchange Commission;

•	“Securities Act” refers to the Securities act of 1933, as amended;

•	“Shares” or “ordinary shares” refer to XNY’s ordinary shares, par value $0.00005 per share;

•	“U.S. dollars” and “$” refer to the legal currency of the United States; and

•	“XNY” refers to China Xiniya Fashion Limited, a Cayman Islands company.

DESCRIPTION OF COMPANY’S BUSINESS

Overview

We are a lending company primarily engaged in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Hubei province of the People’s Republic of China. We operate our micro finance lending business through our wholly owned subsidiaries, including our 80% VIE operating company, Chutian. All of our operations are conducted in the PRC through Chutian. We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements.

We typically provide family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. Based on our business environment and funding demands, we focus on maintaining short term loan facilities that are small in size and plan to diversify our customer base into multiple industries.

Industry and Market

Under China’s current financial systems, most commercial loans are made by China’s state-owned banks and commercial banks. However, due to concerns over payment risks, the banks in China tend to only lend to large private companies and state-owned companies. The small and medium-sized enterprises (“SMEs”) and individuals have historically been an underserved segment of the Chinese banking market while SME’s represent a significant part of China’s economy.

The number of SMEs in China is significant. They account for over 48% of China’s total enterprises, with micro-businesses making up over 50%. According to data compiled by the Development and Research Center of the State Council, SMEs account for nearly 60% of the GDP, 80% of the overall employment and more than half of the economic output of China as of 2012. As a result, SME financing demands are on the rise. In some degree, the microfinance lending companies fill the gaps of China’s financial system for serving farmers, individuals and the SMEs market.

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In most cases, the application process for microfinance companies is easier than traditional bank loans, and the borrowers typically receive loan approval and funds faster. However, the loan fees and interest charged by microfinance companies tend to be higher than traditional banks.

In a statement made by the China State Council in December 2015 (Positively Promote the New Consumption Leading Role to Accelerate a New Supply and New Motive Force), “China needs to promote financial products and service innovation, to support the development of consumption loan, encourage the qualified market entities to establish consumption financial companies, expand the pilot consumption financial companies to the whole country.”

In June 2017, the Ministry of Finance and the State Administration of Taxation jointly issued The Notice of Tax Policies Regarding Microfinance Companies to reduce the taxation burden of microfinance companies. This was seen as a positive move to promote the microfinance companies in China by helping to reduce operating costs.

According to iResearch, between 2014 and 2019, China’s unsecured consumer finance market is forecasted to grow at a compound annual growth rate, or CAGR, of 26.6% from RMB3.5 trillion to RMB11.4 trillion in terms of outstanding loan balance. As we continue to expand our business, we believe that we will be well positioned to capture the opportunities presented by this growing market.

Our Business

As of September 30, 2017, according to the information published by the People’s Bank of China on October 25, 2017, we are one of the 283 microfinance lending companies in Hubei Province, China. We provide loans to individuals and companies through our credit teams. We use our website http://www.hbctf.com to provide information about our company and our products. To date, we have provided over RMB2.1 billion ($0.3 billion) in loans to over 500 borrowers in Hubei Province.

Most of our borrowers are individuals and companies. Our typical size loans for individuals are around RMB3.4 million ($0.5 million), and are RMB5.7 million ($0.8 million) for companies. Our loans are either guaranteed or secured and have payment terms that are usually within twelve (12) months. The following is a description of our loan products:

•	Consumer Loans. We offer guarantee-backed personal loans, with terms ranging from three (3) months to six (6) months and with amounts ranging from RMB10,000 ($1,440) to RMB100,000 ($14,402), to working individuals. To qualify for this loan, the borrower must be domiciled in Wuhan and hold a Wuhan household registration. In addition, the borrower must have a reasonable loan purpose and a repayment plan. Borrowers are permitted to pay back the loan with their future salaries. We do not require any collateral for this loan, however, the borrower and a third-party guarantor are jointly and severally liable for the repayment of the loan.

•	Commercial Loans. We offer secured loans, with terms ranging from three (3) months to twelve (12) months and with amounts ranging from RMB100,000 ($14,402) to RMB500,000 ($72,014), to private business owners or individual business owners operating within Wuhan. This loan is mainly offered to businesses that are encountering temporary cash flow difficulties. In order to qualify, the borrower’s business must be in good standing with the fixed operation office and registered office in Wuhan. In addition, the borrower must have a reasonable loan purpose and a repayment plan. This loan is either secured by assets as collateral or guaranteed by a third-party.

•	Collateral-Backed Loans. We offer collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and amounts ranging from RMB500,000 ($72,015) to RMB3,000,000 ($432,090) to individuals, private business owners, private enterprises, and other business entities in Hubei Province. The borrower is required to have a reasonable loan purpose and a repayment plan, and if the borrower is a business, the business must be in good standing with stable cash flow. The borrower must own real property or an automobile, and the loan is secured by assets as collateral.

•	Enterprise Loans. We offer collateral-backed loans, with terms ranging from three (3) months to twelve (12) months and lines of credit ranging from RMB3,000,000 ($432,090) to RMB 5,000,000 ($720,150), to small and medium-sized enterprise borrowers operating businesses in Hubei Province. The main purpose of this loan is to satisfy the borrower’s temporary cash flow needs. Borrowers are required to have a reasonable loan purpose, a repayment plan, and the business must be in good standing with stable cash flow. The loan is secured by assets as collateral with complete collateral ownership certification documents.

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Market Opportunity and Growth Strategy

Our long-term objective is to become a leading lending institution that caters to serving the financial needs of consumers and small and medium-sized companies with funding flexibility and limited credit exposure. We intend to implement a three-pronged growth strategy to expand our Company:

•	Organic Growth: We intend to increase our lending capacity by using the cash generated from operations and by increasing our registered capital. Currently, we fund credit mainly through our investors. We plan to optimize our institutional funding sources by working with more diversified institutions, such as commercial banks, insurance companies, consumer finance companies, trust companies, and asset management companies. In order to streamline our business operations, we intend to secure more fixed and longer-term commitment from our institutional funding partners.

We are focusing our business in the fields of commercial loans and enterprise loans. We intend to conduct more business in consumer loans by streamlining our risk management, upgrading the informational technology system, and increasing our manpower.

Currently, our customers are mainly based in the city of Wuhan, but we will seek to expand our customer base to cover the entire Hubei Province. According to the Hubei Provincial Statistics Bureau, the total population of Hubei Province is around 58.85 million, and 10.76 million of them live in Wuhan. We truly believe that we shall be able to quickly expand into other major cities of Hubei with our leading brand, established sales team, and increased working capital.

•	Mergers and Acquisitions: We believe that the microfinance industry is an emerging market in China. As of September 30, 2017, according to the information published by the People’s Bank of China on October 25, 2017, a total of 283 microfinance lending companies were registered in Hubei Province. The combined total registered capital of these microfinance lending companies was RMB30.6 billion ($4.4 billion). The average registered capital was RMB108.2 million ($15.6 million), whereas our registered capital was RMB450 million ($64.8 million). As of September 30, 2017, the average outstanding loan for these microfinance lending companies was RMB110 million ($15.8 million), whereas our outstanding loan balance was RMB778.6 million ($112.1 million). Based on the data, we believe we are in a stronger position than our competitors and there are opportunities to consolidate the market when the time is right. We believe that if we were able to consolidate it would enable us to achieve economics of scale, reduce our operation costs, and enter specific regional markets.

•	New Business Lines: We have identified new growth opportunities in the supply chain financing business, especially in equipment leasing and factoring. We have assembled a team to conduct market research and feasibility studies in the fields of leasing and factoring. Our initial study suggests that there are substantial potential opportunities in the light truck leasing business in the area surrounding Wuhan. Historically, Wuhan has been the transportation center of China. Wuhan has also become the logistic center of China because it is located in the heartland of China. As the city of Wuhan dramatically improves its infrastructure, we believe there will be a growth in opportunity in the regional and national trucking business. We may acquire some existing light truck lease business after we finish our market study and obtain approval from our board. The new business may become one of our major businesses in the future.

Strategic Advantages

We believe that we have the following strengths, which provide us with a competitive advantage and opportunity over our competitors:

•	Strong Capital Platform and Larger Registered Capital. As of September 30, 2017, according to the information published by the People’s Bank of China on October 25, 2017, a total of 283 microfinance lending companies were registered in Hubei Province with average registered capital of RMB108.2 million ($15.6 million). As of September 30, 2017, our registered capital was RMB450 million ($64.8 million), which was four times larger than average microfinance lending companies. This capital strength gives us financial strength and financial flexibility to meet growing demand for credit from individuals and companies.

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•	Established Risk Management System, Processes and Controls. We have a comprehensive risk management system, comprised of pre-loan investigation, loan review, post-loan review, and audit supervision. We have standardized risk management policies and procedures, formulated procedures on credit appraisal system, credit review system, the post-loan system and audit on risk management system. We set up a credit risk control committee to oversee the execution of our comprehensive risk management system and policies and procedures, particularly on larger loans, where we effectively manage our credit risks.

•	Big Data Cross Verification Credit Risk Analysis. We have established a big data risk management system. We manage customer data effectively and have established a data exchange mechanism with domestic big data risk management institutions, where we can timely access legal proceedings against our customers and other personal credit conditions.

•	Professional Management Team. Our credit teams consists of 12 loan officers, four credit review officers, three loan approval officers, seven risk management managers and two administration staff, who come from varied backgrounds of prior experiences at banks, security companies, and investment companies. Approximately 75% of the team has more than three years of work experience in the financial industry, 25% of the team has master’s degrees, and all main credit business personnel are Certified China Banking Professionals.

•	Brand Reputation. We were granted “Top 100 most competitive microfinance companies in China” for four consecutive years since 2013. In 2016, we were named “National Excellent Microfinance Company” by China Micro-credit Companies Association, an association under the supervision by China Banking Regulatory Commission.

Employees

As of November 30, 2017, we have 38 full-time employees. Chutian has entered into written employment contracts with all of the employees in accordance with PRC Labor Law and Contract Law. None of our employees is covered by collective bargaining contracts. We enter into standard labor, confidentiality and non-compete agreements with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations.

As required by PRC regulations, we participate in various government statutory social security plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to social security plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We had 36, 29 and 31 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth by function the number of our employees as of December 31, 2016:

Function	As of December 31, 2016
Operations	6
Loan Department	6
Risk Management	7
Treasury	4
Finance and Administration	8
Total	31

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Intellectual Property

As of November 2017, we do not own or have any significant intellectual property rights other than a registered domain name (www.hbctf.com). The domain name was registered on July 19, 2013, and will expire on July 19, 2018. The Company intends to renew upon expiration. The Company is not materially dependent on any intellectual property.

Legal Proceedings

As of November 2017, Chutian has been involved in seven significant legal proceedings as claimants against various borrowers and guarantors. Chutian is the plaintiff in all seven proceedings, and all of the proceedings are incidental to the lending business. The pending litigations do not significantly impact the sustainable operation of Chutian’s business. Chutian has not been involved in any administration punishment.

There are no proceedings in which any of our directors, officers, or any beneficial shareholder of more than five percent (5%) of our voting securities is an adverse party or has a material interest adverse to Chutian.

Facilities

Our principal executive office is located at 6th Floor, Culture Creative Building, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, China, where we lease approximately 1,673 square meters of office space.

In September 2012, we entered into a ten-year operating lease agreement, from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder owning 20% of our company, in Wuhan City, Hubei Province, where we lease approximately 1,673 square meters of office space. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years, plus property management fees, water and electricity and all related taxes.

Chutian does not own any real property or have any land use rights.

Competition

Chutian primarily competes with other microfinance companies in the Hubei Province. According to the information published by the People’s Bank of China on October 25, 2017, a total of 283 microfinance lending companies were registered in Hubei Province and with the combined total registered capital of RMB30.6 billion ($4.4 billion) among these microfinance lending companies. The average registered capital of these microfinance lending companies was RMB108.2 million ($15.6 million), whereas our registered capital was RMB450 million ($64.8 million). The average outstanding loan for these microfinance lending companies was RMB110 million ($15.8 million), whereas our outstanding loan balance was RMB778.6 million ($112.1 million) as of September 30, 2017.

GOVERNMENT REGULATIONS

Regulatory Authorities of the Microfinance Industry in China

Currently in China there is no nationwide administrative regulatory authority for the microfinance industry at the state level. According to the Guiding Opinions on the Pilot Operation of Microcredit Companies, jointly issued by the China Banking Regulatory Commission (“CBRC”) and the People’s Bank of China (“PBC”), on May 4, 2008, any provincial government that is able to assign a department, financial office or other similar authorities to take charge of the supervision and administration of microfinance companies and which is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of microfinance companies within the province, autonomous region or municipality directly under the PRC government.

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Local Regulatory Authority in Hubei Province, China

All provinces, autonomous regions, and municipalities directly under the PRC government must appoint their own regulatory authority for the microcredit industry. Currently, the microcredit industry in the PRC is primarily regulated by the financial offices or similar authority of the provincial government of the relevant provinces, autonomous regions and municipalities directly under the PRC government.

In Hubei Province, the Microcredit Work Joint Session and its office are the regulatory authorities for microfinance companies in Hubei Province. Pursuant to the Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province issued on May 13, 2009, the Microcredit Work Joint Session is responsible for the organization, coordination, administration, supervision, regulation, and the promotion of the pilot work of microfinance companies. The Microcredit Work Joint Session consists of the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the China Banking Regulatory Commission, Hubei Branch of the People’s Bank of China and the Public Security of Hubei Province.

Regulatory Policies of the Microcredit Companies in China

A. National Policy

Currently, there are no nationwide laws or regulations covering the microfinance industry in China. However, the Guiding Opinions on the Pilot Operation of Microcredit Companies （《中国银行业监督管理委员会、中国人民银行关于小额贷款公司试点的指导意见》（银监发〔2008〕23号）） provides the following guidance on pilot operations for microcredit companies:

•	to establish a microcredit company, an applicant applies to the competent authority of the provincial government, and upon approval, must comply with registration formalities to obtain all necessary business licenses, approvals and certificates;

•	if a microcredit company is a limited liability company, its registered capital must be at least RMB 5 million; and if it is a joint stock company, its registered capital must be at least RMB 10 million. No single natural person, legal entity, other social organization or their respective affiliated parties can hold in excess of 10% of the total registered capital of the company;

•	the funds of a microcredit company mainly come from the capital contribution and funds donated by shareholders as well as funds raised from, at most, two banking financial institutions. A microcredit company must accept public supervision and shall not engage in any form of illegal fundraising;

•	according to relevant laws and regulations, the funds obtained by a microcredit company from banking financial institutions may not exceed 50% of its net capital;

•	the balance of loan of a single borrower may not exceed 5% of the net capital of a microcredit company;

•	a microcredit company must conduct its operations according to market-oriented principles and lift the ceiling on the loan interest rate, which may not exceed that set by judicial department, and set the floor at 0.9 times the PBC Benchmark Rate. The specific floating range must be determined by the microcredit company based on market-oriented principles;

•	no founder (being natural person, legal entities and other social organization) of the microcredit companies and no natural person (who is nominated as a director, supervisor or senior management of microcredit companies) shall have a criminal or bad credit record;

•	a microcredit company shall, according to relevant provisions, set up prudent and normative asset classification and provision systems, accurately classify the assets, make full provision for allowance for doubtful accounts, and guarantee that its adequacy ratio of provision for asset losses always remains above 100% in order to fully cover all risks;

•	the PBC will trace and monitor the interest rates and capital flows of microcredit companies, and will include them in the credit system. The microcredit company shall regularly provide that credit system with information about the borrower, loan amount, guarantee and repayment, and other business information; and

•	the microcredit company shall establish a sound corporate governance structure and credit management system and strengthen internal control.

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Chutian does not meet the guide regarding the ownership limitation of 10%, since there were shareholders who respectively held 30% and 15% of the registered capital of Chutian at the establishment of Chutian in February 2013, and currently there are shareholders who hold respectively 20% and 19.8% of the registered capital of Chutian after the increase of Chutian’s registered capital from RMB300 million to RMB450 million  in December 2016. However, both the establishment and the increase of registered capital of Chutian obtained the approval required by the provincial authority, in accordance with the provincial local regulatory policies, namely Work Guideline on the Pilot of Microcredit Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）issued on April 19, 2012 (see below Local Regulatory Policies in Hubei).

On October 26, 2017, the Administration of Taxation of the Ministry of Finance of the People’s Republic of China issued the Circular regarding the Tax Policy of Financing of Small and Micro Enterprises. This circular seeks to support agriculture-related and small-scaled businesses by giving certain tax incentives to financial institutions that lend to them. From December 1, 2017 to December 31, 2019, any interest income earned by financial institutions from farmers, small businesses, micro-enterprises, and privately or individually-owned businesses, shall be exempt from value-added tax. In order to qualify for this exemption, financial institutions must separately calculate and report interest earned from the aforementioned borrowers. Any interest income that is not calculated or reported separately shall not be eligible for the value-added tax exemption. In addition, from January 1, 2018 to December 31, 2020, financial institutions shall be exempt from paying stamp duty on loan agreements entered into with small businesses and micro-enterprises.

On November 21, 2017, the Office of Leading Group on Special Rectification of Risks in the Internet finance and Online Lending promulgated “the Notice to Immediately Suspend the Approval of Establishment of Online Microcredit Company ” (the Suspend Notice), according to which, regulatory authorities should not approve any of the establishment of new online microcredit company, nor approve any license of cross-provinces(districts, cities) microcredit business to the existing microcredit companies, effective from the date of the Suspend Notice.

Currently, Chutian is not involved in any business of online lending and internet finance and is not involved in any cross-provinces microcredit business.

B. Local Regulatory Policies in Hubei

At present, pilot operations of microcredit companies are supervised and managed by authorized authorities at the provincial level. Provincial governments with a designated supervising authority for microcredit companies have promulgated various administration measures to establish that the provincial government authorities (such as provincial-level finance bureaus) are responsible for the supervision and management of microcredit companies. These provincial governments also issued various regulatory policies and measures for the purpose of supervising microcredit companies in their respective supervising regions.

Given that our microfinance business is confined to the region of Hubei Province, the following is a brief summary of the relevant laws and regulations applicable in the Hubei Province covering the microfinance industries:

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•	Implement Opinions on the Pilot Operation of Microcredit Companies in Hubei Province (《湖北省人民政府办公厅关于小额贷款公司试点工作的实施意见（鄂政办发[2008]61号）) issued by the General Office of the Hubei Province People’s Government on September 10, 2008.

•	Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province（《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the China Banking Regulatory Commission, Hubei Branch of the People’s Bank of China and the Public Security of Hubei Province on May 13, 2009.

•	Interim Management Measures on Capital and Equity of Microcredit Companies in Hubei Province (《湖北省小额贷款公司资本及股权管理暂行办法》（鄂金办发〔2010〕11号文印发）) jointly issued by the Financial Office of the Hubei Province People’s Government, Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the China Banking Regulatory Commission, Hubei Branch of the People’s Bank of China and the Public Security of Hubei Province on May 17, 2010.

•	Work Guideline on the Pilot of Microcredit Companies in Hubei Province (《湖北省小额贷款公司试点工作指引》（鄂小贷联办发[2012]1号）)issued by the Microcredit Work Joint Session Office on April 19, 2012.

Key contents of the above regulatory policies are listed as follows:

•	A microfinance company shall be a limited liability company or joint stock company which is established with investments from natural persons, legal-person enterprises or other social organizations, does not absorb the public deposits and operates a microcredit business.

•	The major sources of funds of a microcredit company shall be the capital paid by shareholders, donated capital and the capital borrowed from a maximum of two banking financial institutions.

•	The Financial Office of the People’s Government of Hubei Province establishes the Microcredit Work Joint Session, jointly with other authorities concerned, including Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the China Banking Regulatory Commission, Hubei Branch of the People’s Bank of China and the Public Security of Hubei Province. The Microcredit Work Joint Session is in charge of the organization, coordination, regulation and promotion of the pilot work of microcredit companies. The Microcredit Work Joint Session Office is located in the Financial Office of the Hubei Province People’s Government.

•	The source of the registered capital of a microcredit company shall be authentic and legal, and the capital shall comprise of all paid-in money capital and be fully paid in by investors or initiators in a lump sum. If it is a limited liability company, the registered capital shall not be less than RMB 30 million; and if it is a joint stock company, the registered capital shall not be less than RMB 50 million. The shares held by a single natural person, legal entity, other social organization or affiliated party thereof shall not exceed 10% of the total registered capital of the company. The main promoter is, however, allowed to hold up to 50% of the shares of the company and no less than 20% of the shares of the company. And upon approval of the People’s Government of Hubei Province, a wholly owned microcredit company by a sole legal entity can be established. It is also provided that with the approval from the relevant government authorities, the shareholding ceiling of the promoter along with other connected shareholders can be lifted.

•	The number of shareholders of a microcredit company shall meet the statutory quorum. If it is a limited liability company, the shareholders shall be no more than 50. If it is a joint stock company, the shareholders shall be not less than two but not more than 200, of whom more than half shall have domiciles within the territory of China.

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•	The directors of a microcredit company shall hold a college diploma or above and have working experience in the area of finance or economy for at least three years. The chairman of the board and the manager of a microcredit company shall hold a college diploma or above and have at least a two-year working experience in a commercial bank or at least a five-year working experience in a business environment.

•	To set up a microcredit company, the preparatory establishment shall be firstly applied. The applicants shall submit the application materials of preparatory establishment to competent departments of the districts and counties where a proposed microcredit company is located. The competent department shall submit promptly the whole preparatory application materials together with preliminary examination opinion, credit evaluation, and proof of shareholders to the municipal competent department. The establishment of a microcredit company shall ultimately be approved by the Microcredit Work Joint Session.

•	The alteration of name, domicile, registered capital, senior management personnel and the main promoter of a microcredit company shall be approved by the Microcredit Work Joint Session.

•	The balance of the capital borrowed from banking financial institutions shall not exceed 50% of the net capital within the scope. The interest rate and term of the borrowed capital shall be determined by the company with the banking financial institutions upon consultation, and the interest rate shall be determined by taking the Shanghai Inter-bank Offered Rate as the base rate.

•	The microcredit company shall establish and perfect the corporate governance structure according to the requirements of the Company Law, clarify the right responsibility relationship among the shareholders, directors, supervisors and managers, formulate solid and effective rules of procedure, decision-making procedure and internal audit system and improve the effectiveness of corporate governance. The microcredit companies shall establish and perfect the loan management system, clarify the business procedure and operation norm for the pre-loan investigation, review during the loan term and post-loan examination, and truly strengthen the loan management. The microcredit companies shall reinforce the internal control, establish and perfect the enterprise financial accounting system according to relevant provisions of the State, make truthful recordings and comprehensively reflect its business activities and financial activities.

•	The microcredit companies shall establish the information disclosure system, disclose the financial statements audited by the intermediary agent and the annual business operation status, financing status, major matters and other information, to the shareholders of the company, competent department, banking financial organizations providing financing to the same, relevant donation organization, and to the public where deemed necessary.

•	The microcredit companies shall have the autonomy to select prospective borrowers based on the principle of serving the development of farmers, agriculture and rural economy. When granting loans, they shall adhere to the principle of “small sum and decentralization.” Microcredit companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microcredit company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB 0.5 million, while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital. No loans shall be granted to the shareholders of the microcredit company.

•	The microcredit companies shall operate on the market-oriented principle. The loan interest ceiling shall be fluctuating but shall not exceed the ceiling prescribed by the judicatory authority, and the bottom line shall be 0.9 times the loan base interest rate published by the PBC. The specific floating range shall be determined independently according to the market principles. The contract clauses, such as the term of loan and loan repayment provisions, shall be determined by the lender and borrower upon negotiation pursuant to law under the principles of fairness and voluntariness.

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In accordance with Legislation Law of the People’s Republic of China, laws in China consist of the Constitution, law, administrative regulation, local regulation, autonomous regulation, separate regulation and rule. They are formulated by different legislative bodies and administrative bodies, and are of different ranks of legal effect.

The legal effect of the Constitution is the highest; the effect of laws is higher than that of administrative regulations, local regulations, and rules; the effect of administrative regulations is higher than that of local regulations, and rules; the effect of local regulations is higher than that of the rules of the local governments at or below the corresponding level; rules formulated by the people’s government of a province or autonomous region shall have superior legal authority than rules formulated by the people’s government of a city with districts or an autonomous prefecture located within the administrative regions of the province or autonomous region; the effect of the rules of different departments is equal between the departments, and the effect of the department rules and of the rules of local governments is equal between the departments and local governments; their application shall be confined to their respective limits of authority; with regard to laws, administrative regulations, local regulations, autonomous regulations, separate regulations or rules, if they are formulated by one and same organ and if there is inconsistency between special provisions and general provisions, the special provisions shall prevail; if there is inconsistency between the new provisions and the old provisions, the new provisions shall prevail.

Currently, there are no specific laws or administrative regulations relating to microcredit companies in China. The main regulations relating to microcredit companies are rules formulated by the CBRC and the PBC, and rules formulated by local government or departments of local governments.

The regulatory policies are rules or regional normative documents, and are neither laws nor administrative regulations. The microcredit company should comply with the above requirements in the regulatory policies when operating its business. The Microcredit Work Joint Session and the Microcredit Work Joint Session Office, which are responsible for the supervision and administration of microcredit companies, has the authority to interpret, determine and waive the compliance of any of the above requirements.

Failure to comply with the above requirements without a waiver or exemption may subject the microcredit company to (i) warning, (ii) punishment on its senior executive, (iii) restriction on business operation, (iv) suspension of its pilot operation permit, and (v) ultimately the abolishment of its pilot operating permit, which will have a material adverse effect on our business.

HISTORY AND DEVELOPMENT OF XNY AND THE COMPANY

History and Development of XNY

XNY was incorporated in the Cayman Islands as an exempted limited liability company on June 24, 2010. In connection with the proposed Acquisition, subject to Closing, XNY intends to purchase 100% of the issued and outstanding shares of ordinary shares of True Silver for a purchase price of US$34,588,428.05 and the issuance of 772,283,308 newly issued ordinary shares of XNY, and True Silver will become the wholly owned subsidiary of XNY. True Silver utilizes a variable interest entity (VIE) structure to operate and consolidate 80% of the financial results of Chutian. Upon Closing and as a result of the Divestiture and the Acquisition, XNY intends to change its business from a textile and apparel clothing business to a microfinance lending business in Hubei Province, China. As a result of the closing of the Acquisition, XNY will discontinue its textile and apparel clothing business and operate a microfinance lending business through Chutian.

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History and Development of the Company

True Silver was incorporated in the British Virgin Islands on June 28, 2016. Through its wholly owned subsidiary and utilization of a variable interest entity (VIE) structure, True Silver operates and consolidates 80% of the financial results of Chutian. Accordingly, all of our operations are conducted in the PRC through Chutian. We operate our microfinance lending business in the PRC on the basis of the approval certificates, business licenses and other requisite licenses held by Chutian. We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements.

On February 6, 2013, Chutian was issued an Official Reply (EJin Ban Fa No.[2013]14）by the Financial Office of People’s Government of Hubei, which approved: (1) the pilot program of setting up Chutian as proposed by Wuchang People’s Government; (2) the company name as “Hubei Chutian Microfinance Co., Ltd”; (3) the registered address as “Wuchang District, Wuhan City, Hubei Province”; (4) the registered capital as RMB300 million; (5) the business scope as micro lending; and (6) the operational region within Hubei Province. On April 20, 2017, Chutian was issued an Official Reply (Wu Jin Wen [2017] 12) by Wuhan Financial Bureau, which approved the increase of Chutian’s registered capital in December 2016 from RBM 300 million to RMB 450 million.

In addition, in accordance with the regulations of “supervision and management of microcredit companies” in Guiding Opinions on the Pilot Operation of Microcredit Companies” if a provincial government can assign a competent department (financial office or relevant organization) to take charge of the supervision and management of the microcredit company and is willing to assume the responsibilities for corresponding risk disposal, such provincial government can carry out the microcredit company pilot program within its province (district and city). As such, Chutian is not required to obtain any other operation approvals or qualifications for conducting its business after approval of establishment.

The following is a brief description of each of the Company’s subsidiaries:

•	Chutian HK. Chutian Financial Holdings (Hong Kong) Limited (“Chutian HK”) is a limited company incorporated on August 12, 2016, under the Companies Ordinance of Hong Kong. The total amount of share capital of Chutian HK is HKD 10,000.00 with a number of 100 authorized shares. Chutian HK is wholly owned by True Silver.

•	Chutian Holding. Wuhan Chutian Investment Holding Limited (“Chutian Holding”) is a wholly foreign owned enterprise established by Chutian HK on November 4, 2016. Chutian Holding has been issued a Business License (unified social credit code: 91420100MA4KPA0H54) by Wuhan Administration for Industry and Commerce on November 4, 2016, and a Recordation Receipt for Establishment of Foreign-Invested Enterprises (recordation No.: Wu Shang Zi Bei 201600006) issued by the Wuhan Commercial Bureau on October 19, 2016.

•	Chutian. Hubei Chutian Microfinance Co., Ltd. is a joint stock company incorporated under laws of PRC on February 20, 2013. Chutian currently holds a business license issued by the Administrative Approval Bureau of Wuchang District, Wuhan Municipality on April 25, 2017, which allows it to operate a microfinance business and provides individual and business loans to persons residing in and businesses operating in Hubei Province, China. Through a series of contractual agreements (VIE Agreements), Chutian Holding is deemed to control 80% of Chutian and have rights to consolidate 80% of Chutian’s audited financial results.

The following is a brief description of the VIE Agreements entered into on August 10, 2017, between Chutian Holding and Chutian Microfinance, through which we control 80% of Chutian:

•	Exclusive Consigned Management Service Agreement. Pursuant to the Exclusive Consigned Management Service Agreement between Chutian and Chutian Holding, Chutian Holding was appointed as the exclusive services provider to Chutian (including its subsidiaries, branches and any other invested entities) for the following services: comprehensive business support, including but not limited to, daily business management consulting, financial consulting, professionals and technical training during the term of this Agreement in accordance with the terms and conditions of this Agreement. For services rendered to Chutian by Chutian Holding under this Agreement, Chutian Holding is entitled to collect a service fee equal to 80% of the net operating income of Chutian (the “Service Fees”). The Service Fees are due and payable on a quarterly basis; provided, however, in principle, the payment of the Service Fees should not cause any difficulty to the operation of either party to this Agreement. The exclusive Consigned Management Service Agreement has a term of five (5) years. Chutian is not entitled to unilaterally terminate this Agreement.Chutian Holding has the right to terminate this Agreement by giving a thirty (30) day prior notice to Chutian. This Agreement could be extended based on the originally agreed terms upon expiration if Chutian Holding gives written confirmation before expiration of the agreement. The period of extension will be decided by Chutian Holding, which Chutian is required to unconditionally accept.

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•	Exclusive Purchase Option Agreement. Under the Exclusive Purchase Option Agreement, Hubei New Nature Investment Co., Ltd, Qizhi Wei, Sizhi Yang, Yuyou Hu, Wanxin Deng, Jing Liang, Hailin Wang, and Wenting (Tina) Xiao (collectively “Shareholders holding 80% Equity Interests of Chutian”) irrevocably granted to Chutian Holding, or any third party designated by WFOE, an exclusive purchase option right, at any time to purchase all or part of such shareholders’ current and future equity interests in Chutian, to the extent permitted by PRC laws and regulations. Apart from Chutian Holding or any third party designated by Chutian Holding, no other person has the right to purchase such equity interests in Chutian. Shareholders holding 80% Equity Interests of Chutian are required to transfer their respective equity interests in Chutian to Chutian Holding in accordance with their percentage ownership of such equity interests provided Chutian Holding selects to purchase such shareholders’equity interests. Chutian irrevocably granted to Chutian Holding or any third party designated by Chutian Holding an exclusive purchase option right, at any time to purchase all or a substantial part of Chutian’s assets, to the extent permitted by PRC laws and regulations.

•	Shareholders’ Voting Proxy Agreement. Under the Voting Proxy Agreement, the Shareholders holding 80% Equity Interests of Chutian irrevocably granted and entrusted Chutian Holding or their designee to be their exclusive proxy to exercise their voting rights that they would have at a shareholders’ meeting or by written consent for the maximum period permitted pursuant to the PRC laws and in accordance with and within the limitations of the PRC laws and the then effective articles of association of Chutian, including but not limited to, the following rights:

(a) to attend and participate in the shareholders’ meetings of Chutian as the voting proxy of the Shareholders holding 80% Equity Interests of Chutian;

(b) to vote on the matters proposed at the shareholders’ meetings, including, but not limited to, voting on the appointment and election of the directors and supervisors of Chutian;

(c) to suggest convening the shareholders’ meetings of Chutian; and

(d) all other voting rights entitled to the shareholders of Chutian as stipulated in the articles of association of Chutian, as amended from time to time.

•	Share Pledge Agreement. Under the Share Pledge Agreement, the Shareholders holding 80% Equity Interests of Chutian pledged all of their equity interests in Chutian to Chutian Holding to guarantee the performance of Chutian’s obligations under the Exclusive Consigned Management Agreement, Shareholders Voting Proxy Agreement and Exclusive Purchase Option Agreement (the “Main Agreements”). The equity pledge under the agreement constitutes a continuous guarantee and remains effective before fulfillment of the obligations under the Main Agreements or full repayment of the guaranteed liability.

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Corporate Structure of XNY

The following diagram illustrates XNY’s current organizational structure immediately prior to the closing of the proposed Divestiture and Acquisition:

CHINA XINIYA FASHION LIMITED (XNY)
100%
Xiniya Holdings Limited
Outside China
Inside China
100%	100%
Fujian Xiniya (PRC)	Xiniya (China) Company Limited
100%
Xiamen, Xiniya Enterprise Management Consulting Co., Ltd.

The following diagram illustrates XNY’s organizational structure immediately after the Closing of the proposed Divestiture and Acquisition:

CHINA XINIYA FASHION LIMITED
100%
TRUE SILVER LIMITED
100%
CHUTIAN FINANCIAL HOLDINGS (HONG KONG) LIMITED
100%
Outside China
Inside China
WUHAN CHUTIAN INVESTMENT HOLDINGS CO. LTD. (WOFE)
80% VIE arrangement
HUBEI CHUTIAN MICROFINANCE CO., LTD.

XNY and Company Information

If the Closing occurs, XNY will operate its micro financing business through its subsidiaries and the VIE arrangement. Upon Closing, True Silver, Chutian Hong Kong, and Chutian Holding will become XNY’s direct and indirect wholly owned subsidiaries, and XNY will indirectly control 80% of Chutian, the operating company.

The Company’s principal executive offices are currently located at 6th Floor, Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, the People’s Republic of China. The Company’s current telephone number at this address is 027-88569958, and its current fax number is 027-88569777. The Company’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Following the Closing, inquiries should be directed to us at the address and telephone number of our proposed principal executive offices set forth above. Chutian’s current website is http://www.hbctf.com. The information contained on our website does not constitute a part of this document.

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Prior to Closing, inquiries by shareholders of XNY should be directed to XNY at the following address and telephone number: 2nd floor, 90 An Ling Er Road, Xiamen City, Fujian Province 361010, the People’s Republic of China, telephone number (86-592) 331-5667, and fax number (86-592) 331-5677. XNY’s registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Investor inquiries should be directed to XNY at the address and telephone number of XNY’s principal executive offices set forth above. XNY’s website is www.xiniya.com. The information contained on XNY’s website does not constitute a part of this document.

XNY’s agent for service of process in the United States is Corporation Service Company, located at 1180 Avenue of the Americas, Suite 210, New York, NY 10036.

RISK FACTORS

An investment in XNY’s ADSs involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this document, before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could suffer. In that case, the trading price of XNY’s ADSs could decline, and you may lose all or part of your investment. You should read the section entitled “Special Note Regarding Forward Looking Statements” above for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this document.

Risk Factors Relating to Our Business

Our limited operating history makes it difficult to evaluate our business and prospects.

Chutian commenced operations in early 2013 and has a limited operating history. Chutian’s interest and fee income on loans was RMB85.7 million, RMB99.9 million and RMB104.9 million ($15.1 million) in 2014, 2015 and 2016, respectively. Chutian’s growth rate since 2013 may not be indicative of our future performance. We may not be able to achieve similar results or grow at the same rate as we did in the past. It is also difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in new and rapidly evolving markets such as the microfinance industry may be exposed. We will continue to encounter risks and difficulties that companies at a similar stage of development frequently experience, including the potential failure to:

•	obtain sufficient working capital and increase our registered capital to support expansion of our loan portfolio;

•	comply with any changes in the laws and regulations of the PRC or local province that may affect our lending operations;

•	expand our borrowers base;

•	maintain adequate control of default risks and expenses allowing us to realize anticipated revenue growth;

•	implement our customer development, risk management and acquisition strategies and adapt and modify them as needed;

•	integrate any future acquisitions; and

•	anticipate and adapt to changing conditions in the Chinese lending industry resulting from changes in government regulations, mergers and acquisitions involving our competitors, and other significant competitive and market dynamics.

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If we are unable to address any or all of the foregoing risks, our business and results of operations may be materially and adversely affected.

We rely heavily on loans to our customers in Wuhan City. Failure to maintain or increase our lending to our customers may adversely affect our results of operations.

We generate substantially all of our interest and fee income from loans to customers in Wuhan City, Hubei Province. Interest and fee income from loans to customers in Wuhan City accounted for 99.4%, 97.1% and 95.9% of our interest and fee income from loans in 2014, 2015 and 2016, respectively. If we are unsuccessful in maintaining or increasing our lending to our customers in Wuhan City, Hubei Province, our business, results of operations and prospects may be materially adversely affected.

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

Reserves for loan losses may not be sufficient to absorb future losses or prevent a material adverse effect on our business, financial condition, or results of operations.

Our risk management procedures use historical information to estimate any potential losses based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available. The reserves for loan losses as of December 31, 2016, was established at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date in accordance with IFRS. As of December 31, 2016, general and specific reserves were reflected in the allowance for loan losses.

The loan loss reserve policy of our Company considers the loans backed by collateral and guarantee are of the same importance in determining allowance for loan loss. In addition, we calculate the reserve amount pursuant to IFRS as set forth below:

1.	General Reserve – is based on the total loan receivable balance and is to be used to cover unidentified probable loan loss.

2.	Special Reserve – is a fund set aside covering losses due to risks related to a particular region, industry, company or type of loans. The reserve rate is decided based on management estimate of loan collectability.

However, our loan loss reserves may not be sufficient to absorb future loan losses or prevent a material adverse effect on the business, financial condition, results of operations.

While they do not directly impact our IFRS financial statements, we are also subject to regulatory accounting requirements. Pursuant to Measures for Administration of Pilot Scheme on Microfinance Companies in Hubei Province jointly issued by the Financial Affairs Office of the Hubei Province People’s Government Hubei Province Administration for Industry and Commerce, Hubei Bureaus of the China Banking Regulatory Commission, Hubei Branch of the People’s Bank of China and the Public Security of Hubei Province on May 13, 2009, we should make sufficient reserve for the loan losses. As of December 31, 2014, 2015 and 2016, general and special reserves of RMB7.3 million, RMB16.9 million and RMB21.7 million ($3.1 million) were provided, respectively, which represented 1.7%, 3.5% and 3.1% of our outstanding loans, respectively. As of December 31, 2014, 2015 and 2016, delinquent loans that were subject to 100% loan reserve, were nil, nil and RMB8.1 million (RMB1.2 million), respectively.

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While we believe that our management uses the best information available to make loan loss reserve evaluations, adjustments to the reserve may be necessary based on changes in economic and other conditions or change in accounting guidance, which could negatively affect our results of operations and financial conditions.

There are no nationwide laws or regulations that govern our industry.

As of November 2017, there is no administrative regulatory authority for the microfinance industry at the national level. According to the Guiding Opinions on the Pilot Operation of Microfinance Companies, jointly issued by the CBRC and the PBD on May 4, 2008, any provincial government that is able to assign a department, financial office, or other similar authority to take charge of the supervision and administration of microfinance companies and is willing to assume the responsibility of risk management of microfinance companies may formulate pilot rules and measures in relation to the incorporation of such companies within the province, autonomous region, or municipalities directly under the PRC government.

Therefore, the microfinance industry in the PRC is primarily regulated by the financial offices and other similar authorities of the provincial governments of the relevant provinces. On February 6, 2013,Chutian was issued an Official Reply (E Jin Ban Fa No. [2013]14) by the Financial Office of People’s Government of Hubei, which approved the pilot program of setting up Chutian as a microfinance company, as proposed by the Wuchang People’s Government. As such, Chutian is not required to obtain any other operation approvals or qualification for conducting its business after receiving the approval of establishment. However, any changes at the national or provincial level relating to the regulation of the microfinance industry may adversely effect our business and results of operations.

Chutian does not strictly adhere to one of the principles under Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province, and may be deemed not be in compliance with the provincial local regulatory policies.

One of the provisions of the Measures for Administration of Pilot Scheme on Microcredit Companies in Hubei Province（《湖北省小额贷款公司试点暂行管理办法》（鄂金办发[2009]18号）) provides that “when granting loans, microcredit companies shall adhere to the principle of “small sum and decentralization.” Microcredit companies are encouraged to provide credit services for farmers and mini-size enterprises and make more efforts in increasing their number of clients and enlarging the coverage of services. 70% of the outstanding loan balance of the microcredit company shall be applied to borrowers of a single account whose balance of the loan is no more than RMB 0.5 million, while the rest may be applied to other borrowers, provided that loans to any of such borrowers shall not exceed 5% of the net capital.” Currently, Chutian does not strictly adhere to this principle of “small sum and decentralization” since some of its loans balance to borrowers of a single account is more than RMB 0.5 million. As a result, the provincial local regulatory authorities may have the discretion to determine that Chutian is not in compliance with the provincial local regulatory policies. Although Chutian has not received any notices, warnings or inquiries from provincial local regulatory authorities, there is no assurance that Chutian will not be subject to fines, penalties, rectification by the provincial local regulatory authorities, or have its business suspended or license revoked if Chutian does not rectify its deficiencies after receiving notice from such authorities. Any of these occurrences would adversely affect our business and results of operations.

Our current operations in China are territorially limited to the Hubei Province.

In accordance with the PRC state and provincial laws and regulations relating to microfinance companies, Chutian is not allowed to make loans and provide guarantees to businesses and individuals located outside of the City of Wuhan. Our business and future growth opportunities depend on the growth and stability of the economy in the City of Wuhan. A downturn in the local economy or the implementation of local policies unfavorable to SMEs will cause a decrease in the demand for our loan or guarantee services and will negatively affect borrowers’ ability to repay their loans on a timely basis, both of which will have a negative impact on our profitability and business.

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Changes in the interest rates and spread could have a negative impact on our revenues and results of operations.

Our revenues and financial condition are dependent on interest income, which is the difference between interest earned from loans we provide and interest paid to the borrowings we obtain from various individuals and companies. The narrowing interest rate spread could adversely affect our earnings and financial conditions. If we are not able to control our funding costs or adjust our lending interest rate in a timely manner, our interest margin will decline.

The business is subject to greater credit risks than larger lenders, which could adversely affect our results of operations.

There are inherent risks associated with lending activities, including credit risk, which is the risk that borrowers may not repay the outstanding loans in our direct loan business or that we may not recover the full amount of the payment we made to the lender in our guarantee business. As a microfinance company, we extend credit to small and medium-sized enterprises, farmers and individuals. These borrowers generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and may have fewer financial resources to weather a downturn in the economy. Such borrowers may expose us to greater credit risks than lenders lending to larger, better-capitalized state-owned businesses with longer operating histories. Conditions such as inflation, economic downturn, local policy change, adjustment of industrial structure and other factors beyond our control may increase our credit risk more than such events would affect larger lenders.

In addition, approximately 96% to 99% of our revenue comes from Wuhan City, with the remaining 1% to 4% coming from the rest of the Hubei Province. Therefore, our ability to diversify our economic risks is limited by the local markets and economies. Also, decreases in local real estate value could adversely affect the value of the real property used as collateral in our direct loan and guarantee business. Such adverse changes in the local economy may have a negative impact on the ability of borrowers to repay their loans and our results of operations and financial condition may be adversely affected.

We lack product and business diversification. Accordingly, our future revenues and earnings are more susceptible to fluctuations than a more diversified company.

Our primary business activities include offering direct loans and providing guarantee services to our customers. If we are unable to maintain and grow the operating revenues from our business, our future revenues and earnings are not likely to grow and could decline. Our lack of product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

Competition in the microfinance industry is growing and could cause us to lose market share and revenues in the future.

We believe that the microfinance industry is an emerging market in China. As of September 30, 2017, according to the information published by the People’s Bank of China on October 25, 2017, a total of 283 microfinance lending companies were registered in Hubei Province and with the combined total registered capital of RMB30.6 billion ($4.4 billion) among these microfinance lending companies. The average registered capital of these microfinance lending companies was RMB108.2 million ($15.6 million), whereas our registered capital was RMB450 million ($64.8 million). The average outstanding loan for these microfinance lending companies was RMB110 million ($15.8 million), whereas Chutian’s outstanding loan balance was RMB778.6 million ($112.1 million) as of September 30, 2017.

We may face growing competition in the microfinance industry and we believe that the microfinance market is becoming more competitive as this industry matures and begins to consolidate. We currently compete with traditional financial institutions, other microfinance companies, and some cash-rich state-owned companies or individuals that lend to SMEs. Some of our competitors have larger and more established borrower bases and substantially greater financial, marketing and other resources than us. As a result, we could lose market share and our revenues could decline, thereby affecting our earnings and potential for growth.

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Our business depends on the continuing efforts of our management. If we lose their services, our business may be severely disrupted.

Our business operations depend on the continuing efforts of our management, particularly the executive officers named in this document. If one or more of our management were unable or unwilling to continue their employment with us, we might not be able to replace them in a timely manner, or at all. We may incur additional expenses to recruit and retain qualified replacements. Our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected. In addition, our management may join a competitor or form a competing company. We may not be able to successfully enforce any contractual rights we have with our management team, in particular in China, where all of these individuals reside and where our business is operated through Chutian through a series of subsidiaries and the VIE Agreements. As a result, our business may be negatively affected due to the loss of one or more members of our management.

We require highly qualified personnel and if we are unable to hire or retain qualified personnel, we may not be able to grow effectively.

Our future success also depends upon our ability to attract and retain highly qualified personnel. Expansion of our business and our management will require additional managers and employees with industry experience, and our success will be highly dependent on our ability to attract and retain skilled management personnel and other employees. We may not be able to attract or retain highly qualified personnel. Competition for skilled personnel is significant in China. This competition may make it more difficult and expensive to attract, hire and retain qualified managers and employees.

Upon Closing, our controlling shareholder will have substantial influence over XNY and its interests may not be aligned with the interests of our other shareholders of XNY.

Upon Closing, XNY will have 1,000,000,000 ordinary shares issued and outstanding, which represents 100% of XNY’s authorized ordinary shares. Honest Plus and Perfect Lead, which are controlled by Mr. Wei, our Chairman and Chief Executive Officer, will beneficially hold a significant percentage of XNY’s voting equity. Upon Closing, Honest Plus will hold approximately 86.4% of XNY’s outstanding ordinary shares, and Perfect Lead will hold approximately 2.3% of XNY’s outstanding ordinary shares. Mr. Wei is (i) the sole director of Honest Plus, True Silver and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus. Upon Closing, Mr. Wei will become the Chairman and Chief Executive Officer of XNY. As such, upon Closing, Mr. Wei, through Honest Plus, will have substantial influence over XNY’s business, including decisions regarding mergers, consolidations, the sale of all or substantially all of our assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling shareholder, he may take actions that are not in the best interests of XNY’s other shareholders. These actions may be taken in many cases even if they are opposed by XNY’s other shareholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control of XNY, which could deprive you of an opportunity to receive a premium for your ADSs as part of a sale of XNY.

We may have difficulty in establishing adequate management and financial controls in China.

China has only recently begun to adopt the management and financial reporting concepts and practices that investors in the United States are familiar with. We may have difficulty in hiring and retaining employees in China who have the experience necessary to implement the kind of management and financial controls that are required of a United States public company. If we cannot establish such controls, or if we are unable to collect the financial data required for the preparation of our financial statements, or if we are unable to keep our books and accounts in accordance with IFRS for business, XNY may not be able to continue to file required reports with the SEC, which would likely have a material adverse effect on the performance of XNY’s ordinary shares and ADS.

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Our bank accounts are not insured or protected against loss.

We maintain our cash primarily with Agricultural Bank of China and China Merchants Bank, which both are top 6 commercial banks in China according to the ranking by China Banking Association. Under Regulations on Deposit Insurance (Order No. 660 of the State Council of the People's Republic of China) that were effective on May 1, 2015:

•	Commercial banks established in PRC are required to purchase deposit insurance;

•	The deposit insurance has reimbursement limits, with the maximum reimbursement limit set at RMB 500,000; and

•	Where the total amount of the principal and interest of the deposits in all the insured deposit accounts opened by the same depositor with the same Insured Institution is within the maximum reimbursement limit, the depositor shall be reimbursed in full amount; and, any portion in excess of the maximum reimbursement limit shall be paid from the liquidation assets of the Insured Institution pursuant to the law.

However, our cash accounts are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

Risks Related to Our Corporate Structure

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations.

To comply with applicable PRC laws, rules and regulations, we conduct our operations in the PRC through the VIE Agreements, a series of contractual arrangements entered into among True Silver, Chutian and certain shareholders of Chutian, which consist of the Exclusive Consigned Management Service Agreement, Exclusive Purchase Option Agreement, Shareholders’ Voting Proxy Agreement, and Share Pledge Agreement. As a result of these VIE Agreements, we manage and operate our microfinance lending business through Chutian pursuant to the rights it holds under our VIE Agreements. A majority of the economic benefit and almost all of the risks arising from Chutian’s operations are ultimately enjoyed and undertaken by the Company under these agreements. Details of the VIE Agreements are set out in “History and Development of the Company” above.

There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable. Although we believe we are in compliance with current PRC regulations in the execution and implementation of the VIE Agreements, we cannot assure you the PRC government would agree that the VIE Agreements fully comply with existing PRC policies or with policies that may be adopted in the future. PRC laws and regulations governing the validity of these VIE Agreements are uncertain. If the VIE Agreements were for any reason determined to be in breach of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such breach, including:

•	imposing economic penalties;

•	discounting or restricting the operations of Chutian;

•	imposing conditions or requirements in respect of the VIE Agreements with which the Company or Chutian may not be able to comply;

•	requiring the Company to restructure the relevant ownership structure or operations;

•	taking other regulatory or enforcement actions that could adversely affect our business; and

•	revoking the business licenses and/or the licenses or certificates of Chutian or Chutian Holding, and/or voiding the VIE Agreements.

Any of these actions would adversely affect our ability to manage, operate and gain the financial benefits of Chutian, which would have a material adverse impact on our business, financial condition and results of operations.

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Our ability to manage and operate Chutian under the VIE Agreements may not be as effective as direct ownership.

We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of Chutian. However, the VIE Agreements may not be as effective in providing us with control over Chutian as direct ownership. Under the current VIE Agreements, if Chutian fails to perform its obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control Chutian, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the VIE Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitral proceedings. If Chutian or its shareholders fail to perform the obligations under the VIE Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing Chutian to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in the PRC is not as developed as in some other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in the PRC legal system could limit our liability to enforce the VIE Agreements and protect our interests.

The payment arrangement under the VIE Agreements may be challenged by the PRC tax authorities.

We generate our revenues through the payments we receive pursuant to the VIE Agreements. We could face adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into based on arm’s length negotiations. For example, PRC tax authorities may adjust our income and expenses for PRC tax purposes which could result in our being subject to higher tax liability, or cause other adverse financial consequences. According to the PRC Tax Administration and Collection Law, in the case of a transfer pricing related adjustment, the statute of limitation is three years normally and 10 years in special instances.

We rely on the approval certificates and business license held by Chutian for our microfinance lending business and any deterioration of the relationship between Chutian and us could materially and adversely affect our business operations.

We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. There is no assurance that Chutian will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones it currently holds.

Further, our relationship with Chutian is governed by the VIE Agreements which is intended to provide us with effective control over the business operations of Chutian. However, the VIE Agreements may not be effective in providing control over the application for and maintenance of the licenses required for our business operations. Chutian could violate the VIE Agreements, go bankrupt, suffer from difficulties in its business or otherwise become unable to perform its obligations under the VIE Agreements and, as a result, our operations, reputations and business could be severely harmed.

If Chutian Holding exercises the purchase option it holds over Chutian’s share capital pursuant to the Exclusive Purchase Option Agreement, the payment of the purchase price could materially and adversely affect our financial position.

Under the Exclusive Purchase Option Agreement, Chutian Holding has the option to purchase up to 80% of the equity interest in Chutian at a price based on the circumstances of the exercise of the option as determined by the relevant parties, provided that the acquisition will not violate any PRC laws or regulations in effect. As Chutian is already our contractually controlled affiliate, Chutian Holding’s exercising of the option would not bring immediate benefits to our company, and payment of the purchase price could adversely affect our financial position.

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Risks Relating to Doing Business in China

Our business may be materially adversely impacted by the global financial crisis and economic downturn.

We operate our business in the PRC. The global financial crisis and economic downturn may materially adversely impact our business, financial condition, results of operations and prospects in a number of ways, including:

•	we may face severe challenges, loss of customers and other operation risks during the global financial crisis and economic downturn;

•	under difficult economic conditions, borrowers may seek to reduce the loan size or discontinue borrowings; and

•	financing and other sources of liquidity may not be available on reasonable terms or at all.

These risks may be exacerbated in the event of a prolonged economic downturn or financial crisis.

A slowdown of the Chinese economy or adverse changes in economic and political policies of the PRC government could negatively impact China’s overall economic growth, which could materially adversely affect our business.

We are a holding company and all of our operations are entirely conducted in the PRC. Although the PRC economy has grown in recent years, such growth may not continue. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our loan and guarantee services and may have a material adverse effect on our business.

China’s economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Any actions and policies adopted by the PRC government could negatively impact the Chinese economy, which could materially adversely affect our business.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

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There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

Our microfinance business is subject to extensive regulation and supervision by state, provincial and local government authorities, which may interfere with the way we conduct our business and may negatively impact our financial results.

We are subject to extensive and complex state, provincial and local laws, rules and regulations with regard to our loan and guarantee operations, capital structure, and allowance for loan losses, among other things. These laws, rules and regulations are issued by different central government ministries and departments, provincial and local governments while enforced by different local authorities.

In addition, it is not clear whether microfinance companies are subject to certain banking regulations that the state-owned and commercial banks are subject to, including the regulation with regard to loan loss reserves. Therefore the interpretation and implementation of such laws, rules and regulations may not be clear and occasionally we have to depend on oral inquiries with local government authorities. As a result of the complexity, uncertainties and constant changes in these laws, rules and regulations, including changes in interpretation and implementation of such, our business activities and growth may be adversely affected if we do not respond to the changes in a timely manner or are found to be in violation of the applicable laws, regulations and policies as a result of a different position from ours taken by the competent authority in the interpretation of such applicable laws, regulations and policies. If we were found not to be in compliance with these laws and regulations, we may be subject to sanctions by regulatory authorities, monetary penalties and/or reputation damage, which could have a material adverse effect on our business operation and profitability.

You may face difficulties in protecting your interests and exercising your rights as a shareholder of XNY since we conduct all of our operations in China, and all of our officers and our Chairman reside outside the United States.

XNY is incorporated in the Cayman Islands and, if the Closing occurs, XNY will conduct substantially all of its operations in China through Chutian, our consolidated VIE in China. In addition, all of XNY’s proposed officers and directors reside outside the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult for you to conduct due diligence on the business or attend shareholders meetings if such meetings are held in China. As a result of all of the above, XNY’s public shareholders may have more difficulty in protecting their interests through actions against XNY’s proposed management, or major shareholders than would shareholders of a corporation doing business entirely or predominantly within the United States.

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Fluctuations in the foreign currency exchange rate between U.S. Dollars and Renminbi could adversely affect our financial condition.

The value of the RMB against the U.S. dollar and other currencies may fluctuate. Exchange rates are affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. Following the removal of the U.S. dollar peg, the RMB appreciated more than 20% against the U.S. dollar over three years. From July 2008 until June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the RMB against foreign currencies. On June 20, 2010, the PBOC announced that the PRC government would reform the RMB exchange rate regime and increase the flexibility of the exchange rate. On August 11, 2015, the PBOC led central parity quoting banks to further improve the formation mechanism of the RMB against the US dollar, indicating that the central parity quoting price shall be decided with reference to the closing price on the previous trading day. On December 11, 2015, the China Foreign Exchange Trade System launched the RMB exchange-rate index, which strengthened the reference to a currency basket to better maintain the stability of the RMB exchange rate against the currencies in the basket. As a result, the CNY/USD central parity formation mechanism of “closing rate + exchange-rate movements of a basket of currencies” was developed. In June 2016, the Foreign Exchange Self-Disciplinary Mechanism was established, allowing financial institutions to play a more important role in maintaining orderly operations in the foreign-exchange market and in an environment for fair competition. In February 2017, the Foreign Exchange Self-Disciplinary Mechanism adjusted the reference period for the central parity against the currency basket from 24 hours ahead of submitting the quotes to 15 hours between the closing on the previous trading day and the submission of the quotes, which avoided repeated references to the daily movements of the USD exchange rate in the central parity of the following day. In general, the RMB exchange-rate central parity formation mechanism has been improving, which has effectively improved the rule-based, transparent, and market-oriented nature of RMB exchange-rate policies and has played an active role in stabilizing exchange-rate expectations. The flexibility of the RMB exchange rate against the US dollar was further strengthened, exhibiting larger two-way fluctuations. We cannot predict how this new policy and mechanism will impact the RMB exchange rate.

Our revenues and costs are mostly denominated in the RMB, and a significant portion of our financial assets are also denominated in the RMB. Any significant fluctuations in the exchange rate between the RMB and the U.S. dollar may materially adversely affect our cash flows, revenues, earnings and financial position, and the amount of and any dividends we may pay on our ordinary shares in U.S. dollars. In addition, any fluctuations in the exchange rate between the RMB and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Future inflation in China may inhibit economic activity and adversely affect our operations.

The Chinese economy has experienced periods of rapid expansion in recent years which can lead to high rates of inflation or deflation. This has caused the PRC government to, from time to time, enact various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to once again impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China. Any action on the part of the PRC government that seeks to control credit and/or prices may adversely affect our business operations.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from using proceeds from future financing activities to make loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company with PRC subsidiaries, we may transfer funds to our PRC subsidiaries or finance our operating entity by means of shareholder loans or capital contributions. Any loans to our PRC subsidiaries, which are foreign-invested enterprises, cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such subsidiaries, and shall be registered with SAFE, or its local counterparts. Furthermore, any capital increase contributions we make to our PRC subsidiaries, which are foreign-invested enterprises, shall be approved by MOFCOM, or its local counterparts. We may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital increase contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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In addition, SAFE promulgated a Notice on Further Improving and Adjusting the Foreign Exchange Administration Policies on Direct Investments on November 19, 2012, or Circular 59, which requires the authenticity of settlement of net proceeds from offshore offerings to be closely examined and the net proceeds to be settled in the manner described in the offering documents. Furthermore, SAFE promulgated a Notice on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19, promulgated on March 30, 2015 and taken effect from June 1,2015, pursuant to which the foreign-invested enterprises shall be allowed to settle their foreign exchange capitals on a discretionary basis, the RMB funds obtained by foreign-invested enterprises from the discretionary settlement of their foreign exchange capitals shall be managed under the accounts for foreign exchange settlement pending payment, and a foreign-invested enterprise shall truthfully use its capital for its own operational purposes within the scope of business and it shall not, unless otherwise prescribed by laws and regulations use the foregoing funds for investment in securities etc. Besides, SAFE further promulgated a Notice on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, on June 9, 2016, according to which a domestic institution shall use foreign exchange earnings under capital account within its business scope and in a truthful manner for proprietary purposes and a bank shall not process foreign exchange settlement or payment formalities for a domestic institution that applies for the payment and settlement of all of its foreign exchange earnings under capital account in one lump-sum or the payment of all RMB funds in its Account for Foreign Exchange Settlement Pending Payment, if the domestic institution is unable to provide relevant materials in proof of transaction authenticity.

Circular 59, Circular 19 and Circular 16 may significantly limit our ability to effectively use the proceeds from future financing activities as the WFOE may not convert the funds received from us in foreign currencies into RMB or may not use the RMB funds obtained from foreign exchange settlement for certain purposes, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

If the Closing occurs, the disclosures in XNY’s reports and other filings with the SEC and XNY’s other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

If the Closing occurs, XNY will continue to be regulated by the SEC and XNY’s disclosures in its reports and other filings with the SEC will be subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. XNY’s SEC filings and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in XNY’s SEC reports and other filings are not subject to the review by CSRC, a PRC regulator that is tasked with oversight of the capital markets in China. Accordingly, you should review XNY’s SEC reports, filings and our other public pronouncements with the understanding that no local regulator has done any review of our Company, XNY’s SEC reports, other filings or any of our other public pronouncements.

Restrictions on foreign exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange regulations in the PRC, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions, subject to procedural requirements including presenting relevant documentary evidence of such transactions and conducting such transactions at designated foreign exchange banks within China who have the licenses to carry out foreign exchange business. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment, loans and investment in negotiable instruments, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. Under our current structure, our source of funds primarily consists of dividend payments from our subsidiary in the PRC. We cannot assure you that we will be able to meet all of our foreign currency obligations or to remit profits out of China. If future changes in relevant regulations were to place restrictions on the ability of our subsidiary to remit dividend payments to us, our liquidity and ability to satisfy our third-party payment obligations and our ability to distribute dividends in respect of the ADSs could be materially adversely affected.

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We may have exposure to greater than anticipated tax liabilities.

Under PRC laws and regulations, arrangements and transactions among business entities may be subject to audit or challenge by the PRC tax authorities. The tax laws applicable to our business activities are subject to interpretation. We could face material and adverse tax consequences if the PRC tax authorities determine that some of our business activities are not based on arm’s-length prices and adjust our taxable income accordingly. In addition, the PRC tax authorities may impose late payment fees and other penalties to us for under-paid taxes. Our consolidated net income in the future may be materially and adversely affected if we are subject to greater than anticipated tax liabilities.

Our future worldwide income may be subject to PRC income tax.

Under the EIT Law, if an enterprise incorporated outside the PRC has its “actual management” located within the PRC, such enterprise may be recognized as a PRC tax resident enterprise and be subject to the unified enterprise income tax rate of 25% on its worldwide income. Since most of our management is currently located in the PRC, we may be subject to PRC income tax at the rate of 25% on our worldwide income. According to the EIT Law, dividends received by a qualified PRC tax resident enterprise from another qualified PRC tax resident enterprise are exempted from enterprise income tax.

The PRC legal system has inherent uncertainties regarding the interpretation and enforcement of PRC laws and regulations which could limit the legal protections available to investors.

Substantially all of our operations are conducted in the PRC. The PRC legal system is a civil law system based on written statutes, and prior court decisions can only be cited as reference and have almost no precedential value. Since 1979, the PRC government has been developing a comprehensive system of laws, rules and regulations in relation to economic matters, such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve some degree of uncertainty, which may lead to additional restrictions and uncertainty for our business and uncertainty with respect to the outcome of any legal action investors may take against us in the PRC. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. Any changes to such laws and regulations may materially increase our costs and regulatory exposure in complying with them.

If XNY becomes directly subject to the recent scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, XNY may have to expend significant resources to investigate and resolve any related issues, which could materially adversely impact our business operations, our reputation, and the trading price of its ADSs.

Recently, certain U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has been centered around financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism and negative publicity, the publicly traded stock of certain U.S.-listed Chinese companies has sharply decreased in value. Certain companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this scrutiny, criticism and negative publicity will have on XNY its business and the trading price of XNY’s ADSs. If XNY becomes the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, XNY will have to expend significant resources to investigate such allegations and/or defend XNY. This situation will be costly and time consuming and distract XNY’s management from growing the company. Such allegations may materially adversely impact XNY’s business operations, our reputation, and the trading price of XNY’s ADSs.

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Risks Relating to XNY’s Ordinary Shares and ADSs

The trading prices of XNY’s ADSs are likely to be volatile, which could result in substantial losses to investors.

In connection with XNY’s proposed Divestiture and Acquisition, XNY intends to transition from the NYSE to the NYSE American. As part of its transition to the NYSE American and to satisfy the initial listing rules for minimum share price, at Closing, XNY intends to change the ratio of its ADS to ordinary share from 1:16 to 1:48. The current ADS outstanding amount is 5,820,106. After the ratio adjustment, the estimated ADSs outstanding will be approximately 1,940,035 (after rounding). Historically, the trading prices of XNY’s ADSs experienced, and may continue to experience, significant volatility. For the period from November 23, 2010 to November 2017, the trading price of XNY’s ADSs on the NYSE has ranged from a low of $0.46 per ADS to a high of $11.44 per ADS. This may happen because of broad market and industry factors, such as the performance and fluctuation of ADSs of other companies with business operations located mainly in the PRC that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of XNY’s ADSs, regardless of its actual operating performance.

In addition to market and industry factors, the price and trading volume for XNY’s ADSs may be highly volatile for factors specific to our own operations, including the following:

•	change in business as a result of the Divestiture and Acquisition;

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which XNY’s ADSs will trade. We cannot assure you that these factors will not occur in the future.

XNY’s ADSs would be subject to delisting from the NYSE American if XNY is unable to achieve and maintain compliance with the NYSE American’s continued listing standards.

In connection with the proposed Transaction, XNY intends to transition from the NYSE to the NYSE American. If the application to NYSE American is approved, under the NYSE American Company Guide (the “Company Guide”), XNY will be required to maintain a minimum continued listing standards on the NYSE American. If XNY is unable to maintain compliance with such Company Guide for continued listing, XNY’s ADSs would be subject to suspension and delisting.

If XNY is unable to comply with the NYSE’s continued listing standards, there may be a significant decline in the trading price, trading volume and liquidity of XNY’s ADSs. In addition, the suspension and delisting of XNY’s ADSs would lead to decreases in analyst coverage and market-making activity relating to XNY’s ADSs, as well as reduced information about trading prices and volume. As a result, it could become significantly more difficult for XNY’s ADSs holders to sell their ADSs at prices comparable to those in effect prior to delisting or at all.

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Substantial future sales or perceived sales of XNY’s ADSs or ordinary shares in the public market could cause the price of XNY’s ADSs to decline.

Sales of XNY’s ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of XNY’s ADSs to decline. In connection with the proposed Acquisition, XNY intends to change the ratio of XNY’s ADS from 1:16 to 1:48. The current ADSs outstanding amount is 5,820,106, representing 93,121,696 ordinary shares. After the ratio adjustment, the estimated ADS outstanding will be approximately 1,940,035 (after rounding). All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding will be available for sale and, in the case of the ordinary shares that certain option holders will receive when they exercise their share options, until the later of (i) the first anniversary of the grant date, and (ii) the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by XNY’s significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of XNY’s ADSs.

Certain judgments obtained against us by XNY’s shareholders may not be enforceable.

XNY is a Cayman Islands company and all of its assets will continue to be located outside of the United States if the Closing occurs. Also substantially all of XNY’s operations will continue to be conducted in the PRC after the Closing. In addition, most of XNY’s proposed directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against XNY or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of XNY’s proposed directors and officers.

PROPOSED DIRECTORS AND EXECUTIVE OFFICERS OF XNY

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

In connection with the proposed Closing, XNY’s Board of Directors intends to increase the size of its Board of Directors from four (4) to nine (9) directors and appoint Ms. Wenting (Tina) Xiao and Messrs. Qizhi Wei, H. David Sherman, Duoguang Bei and Michael J. Viotto to fill the vacancy created by the increase in board size, effective as of the date of the Closing. In addition, effective on the Closing, Messrs. Qiming Xu, Kangkai Zeng and Tiande Liao will resign from all offices that they held at XNY prior to the Closing, and Messrs. Qiming Xu, Kangkai Zeng, Alvin Ang and Jianxin Chen intend to resign from their positions as XNY’s directors. XNY intends to set the size of its Board to five (5) directors. In connection with the resignation of the Officers, Ms. Wenting (Tina) Xiao and Messrs. Qizhi Wei, Weidong Xu, and Eric Wu will be appointed as XNY’s executive officers.

Identification of Proposed Directors and Executive Officers of XNY

The following table sets forth the names and ages of XNY’s proposed directors, executive officers, and key employees, as of the Closing. All of the proposed directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. There are no family relationships among any of the proposed directors and executive officers.

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Name	Age	Position
Qizhi Wei	50	Director (Chairman); Chief Executive Officer
Chee Jiong Ng	47	Chief Financial Officer
Weidong Xu	49	Chief Operating Officer
Eric Wu	42	Chief Risk Officer
Wenting (Tina) Xiao	34	Director; Chief Personal/Human Resource Officer
H. David Sherman	69	Independent Director
Duoguang Bei	60	Independent Director
Michael J. Viotto	66	Independent Director

There are no arrangements or understandings between XNY’s proposed directors and executive officers and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Business Experience of Proposed Directors and Executive Officers of XNY

Qizhi Wei, Director (Chairman of the Board) and Chief Executive Officer. Mr. Wei, graduating from Wuhan University with an MBA degree, was engaged in savings, credit, project evaluation and other credit management in the Hubei Branch and Huanggang Branch of China Construction Bank in 1991-1992. He entered the Chinese capital market in 2001 through the creation of Hubei New Nature Investment Co., Ltd. and serving as Chairman and General Manager. As one of the pioneers in China's first securities consulting business, he has been focusing on the middle and long-term equity investment of high-quality enterprises. Having built rich experience in the primary and secondary markets and achieved remarkable investment results, he has a comprehensive and deep understanding of the macro and micro-economic environment.

In March 2013, he led the creation of Hubei Chutian Microfinance Co., Ltd. and has served as Managing Director till now. By consistently upholding the philosophy of "building a customer-friendly microfinance institution and growing together with corporate clients,” the Company was awarded as one of the “Top 100 Most Competitive Micro-credit Companies in China” for three consecutive years. It always focuses on the development of China's micro-credit industry, providing clients with the comprehensive and customized credit management services.

Key social honor: “2013 Top 10 Business Leaders of the Year in Hubei”, “2015 Outstanding Hubei Merchants Award” and “2016 Outstanding Hubei Merchants Award.”

Key social positions: Vice President of China Micro-credit Companies Association, member of the NPC Standing Committee in Wuchang District of Wuhan, executive vice president of Hubei Merchants Association, founding president of EMBA Alumni Association of Wuhan University, founding member of Anhui Project Center of SEE Foundation (China's famous nonprofit organization), executive president of Ahisland Hubei Branch and visiting professor of School of Economics and Management of South-Central University for Nationalities.

Chee Jiong Ng, Chief Financial Officer. Mr. Ng joined XNY as chief financial officer in June 2010. Mr. Ng has more than 20 years of experience in the finance sector and has served in various management roles at several companies before joining our company. He is primarily responsible for overall financial management of our company. Before joining our company, Mr. Ng was a financial consultant in Beijing UGO Ltd. From June 2006 to August 2009, Mr. Ng served as a senior manager in PricewaterhouseCoopers Beijing. From July 2005 to May 2006, Mr. Ng worked at AIR-SYS Refrigeration Engineering Technology (Beijing) Co., Ltd. as financial controller. From November 1995 to June 2005, Mr. Ng worked at PricewaterhouseCoopers Singapore and held several positions, including senior manager. Mr. Ng has been qualified as a Certified Public Accountant of the Australian Society of Certified Public Accountants since 1999. Mr. Ng received his bachelor’s degree in Economics from the University of Sydney, Australia and his master’s degree in Commerce from the University of New South Wales, Australia. It is intended that upon the Closing, Mr. Ng will continue as XNY’s Chief Financial Officer.

Weidong Xu, Chief Operating Officer. Mr. Xu joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management. It is intended that upon the Closing, Mr. Xu will become XNY’s Chief Operating Officer

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Eric Wu, Chief Risk Officer. Mr. Wu joined Chutian in 2015 as a chief financial officer. Mr. Wu is currently responsible for the financial management and operational management, and is also a member of the Chutian’s Decision Management Committee. Mr. Wu, graduating from Wuhan University with an MBA degree. Mr. Wu is also a China Certified Public Accountant, China Certified Public Valuer and CFA Level 3 Candidates qualifications, Mr. Wu has nearly 20 years of experience in the finance management in the financial industry. He has also built rich experience in the corporate capital operation and management and innovative credit product design. He is an expert in the finance, tax and internal control areas. Before joining the Chutian, he previously worked in the large-scale domestic and foreign financial institutions, with unique analysis and research experience in the financial environment and capital markets. It is intended that upon the Closing, Mr. Wu will become the Chief Risk Officer of XNY.

Wenting (Tina) Xiao, Director and Chief Personal/Human Resource Officer. Ms. Xiao joined Chutian in May 2013 as Chief Personnel/Human Resource Officer. She is currently responsible for the human resources management and administration management, and is also a member of the Chutian’s Decision Management Committee. With the Certified Human Resources Professional, Law Officer of Human Resource and Career Development Facilitator qualifications, Tina is proficient in the core system development, management system building and human resources management system building of financial companies, and has built the modern human resources management philosophy and rich experience in the corporate management, especially in strategic development planning and performance management. She has the unique insights and research in the area of human resources planning and organization management. It is intended that upon the Closing, Ms. Xiao will serve as a director and Chief Personnel/Human Resource Officer of XNY.

H. David Sherman, Director. It is intended that upon the Closing, Mr. Sherman will join the Board of Directors of XNY. Mr. Sherman has been a professor at Northeastern University since 1985, specializing in, among other areas, financial and management accounting, global financial statement analysis and contemporary accounting issues. His research areas include financial literacy, shareholder reporting and corporate governance; management and financial accounting in high technology, multinationals, financial service and health care organizations; financing and managing new ventures; service business productivity and Data Envelopment Analysis (DEA); and mergers and acquisition performance measurement. Professor Sherman’s research has long focused on financial reporting, performance measurement/management, and financial literacy issues facing corporate management and Boards of Directors in global businesses. He also actively studies methods to improve productivity in health care, financial services, and other service organizations. He is studying governance issues related to Chinese entrepreneurial businesses that have equities traded on US markets, identifying the paths that increase their likelihood of achieving founder and investor goals. Professor Sherman teaches at Northeastern University executive and MBA courses in accounting, control, and global financial statement analysis with a focus on contemporary and international shareholder reporting and financial statement analysis, and financial management of high technology, medical technology, financial services, health care, and nonprofits. Professor Sherman has served on the board and as audit committee chair for Kingold Corporation (KGJI), China HGS Real Estate Inc. (NASDAQ: HGSH), Agfeed Corporation, and China Growth Alliance, Ltd., a business acquisition company formed to acquire an operating business in China from 2007 through 2008.

He was previously on the faculty of the Sloan School of Management at Massachusetts Institute of Technology (MIT) and also, among other academic appointments, held an adjunct professorship at Tufts Medical School and visiting professor at Harvard Business School (2015). From 2004 to 2005, he was an Academic Fellow at the U.S. Securities and Exchange Commission in the Division of Corporate Finance’s Office of Chief Accountant, and in 2006, was one of three finalists for a board position with the Financial Accounting Standards Board (FASB). In addition to his academic achievements, Professor Sherman is an accomplished speaker, author and consultant, and has also served as a board member or advisor to both private and publicly-traded companies. Professor Sherman received his A.B. in Economics from Brandeis University and both an MBA and doctoral degrees from Harvard Business School. He is a Certified Public Accountant and previously practiced with Coopers & Lybrand. Professor Sherman’s research has been published in management and academic journals including Harvard Business Review (5 articles), Sloan Management Review, Accounting Review, European Journal of Operations Research. Recent articles include “Why Companies Should Be Wary of Non-GAAP Metrics” With S. David Young – Sloan Management Review 2017 – Forthcoming. And Where Financial Reporting Still Falls Short” – With S. David Young – Harvard Business Review, July-August 2016.

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Duoguang Bei, Director. It is intended that upon the Closing, Mr. Bei will join the Board of Directors of XNY. Mr. Bei serves as Chairman of the Board of Directors of National Micro-finance Investment Co., Ltd. Mr. Bei received a bachelor's degree and a master’s degree in economics from Shanghai University of Finance and Economics in 1982 and 1985, respectively. He earned a doctoral degree in economics from Renmin University of China in 1988, and worked as visiting scholar at University of California, Berkeley and Federal Reserve Bank of New York in the United States from 1991 to 1993. With over 25 years of experience in the financial industry, he has participated in many major reforms and development events in China's financial markets, and also led a number of major deals in China’s capital market, such as those with ICBC, Pacific Insurance, Baosteel and China Unicom. He previously served as Deputy Director of National Debt Department of the Ministry of Finance, Deputy Director of International Department of the SFC, Chief Representative of J.P. Morgan Beijing, Managing Director of China International Capital Corporation, CEO of Shanghai Financial Development Fund, CEO of J.P. Morgan First Capital Securities, and etc. In addition to his outstanding performance in the political and business areas, he is also a well-known scholar in China. Mr. Bei is a part-time professor and doctoral supervisor of Renmin University of China and Shanghai University of Finance and Economics, as well as Co-Chair of the committee of Center for Microfinance Initiatives & Networks of Renmin University of China.

Michael J. Viotto. It is intended that upon the Closing, Mr. Viotto will join the Board of Directors of XNY. Mr. Viotto was appointed to the Board of Directors of Nova Lifestyles, Inc. (Nasdaq: NVFY) on May 28, 2013 and served as Chairman of the Nominating and Corporate Governance Committee between 2013 and 2017. From 2009 to 2014 Mr. Viotto was President of MJV Financial Inc. and was appointed as exclusive agent for Coface North America, an internationally recognized leader in the Trade Finance Industry. During 2008 and 2009, Mr. Viotto served as Senior Wholesale Account Executive at Bank of America, promoting commercial and residential lending programs. From 2002 to 2008, he was a Senior Wholesale Account Executive for Washington Mutual, Inc as its leading mortgage banker. Mr. Viotto received his Bachelor of Science Degree in Business Administration from California Polytechnic University in Pomona, California. Mr. Viotto has been selected as a nominee for director because he has extensive business experience in finance industry, including with respect to business development and risk assessment.

XNY’s Board of Directors

The number of directors on XNY’s Board of Directors after the Closing will be fixed at five (5) and will consist of five (5) directors. It is contemplated that upon the Closing, three (3) independent directors will join the Board of Directors. Under the NYSE American Company Guide, or the Company Guide, U.S. domestic listed companies are required to have a majority independent board, which is not required under the Companies Law of the Cayman Islands, XNY’s home country. However, upon the Closing, we will appoint three (3) independent directors.

Terms of XNY’s Directors and Executive Officers

XNY’s directors are not subject to a term of office and hold office until such times as they resign or are removed from office by ordinary resolutions or as otherwise described below. In connection with the Closing, Ms. Xiao and Messrs. Wei, Sherman, Bei, and Viotto will be appointed to serve as XNY’s directors. Any director can be removed from office by ordinary resolution. A director will be removed from office automatically if, among other things, the director becomes bankrupt or has become of unsound mind. XNY’s officers are appointed by and serve at the discretion of the Board of Directors.

Proposed Committees of XNY’S Board of Directors

XNY’s Board of Directors currently has a standing audit committee, a compensation committee and a nominating and corporate governance committee. The Company Guide requires U.S. domestic listed companies to have an audit committee of at least three (3) members. These requirements differ from the Companies Law of the Cayman Islands. As described below, upon Closing it is contemplated that XNY’s audit committee, compensation committee and nominating and corporate governance committees will each be composed of three (3) members, all of whom are independent directors.

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Audit Committee

Upon Closing, it is contemplated that the audit committee will consist of Messrs. Sherman, Bei and Viotto, and will be chaired by Mr. Sherman, a director with accounting and financial management expertise as required by the relevant rules set forth in the Company Guide. Each of Messrs. Sherman, Bei and Viotto satisfies the “independence” requirements of Section 803A of the Company Guide and Rule 10A-3 under the Exchange Act. Our Board of Directors will make a determination that Mr. David Sherman qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of our current material weaknesses in internal control;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our Board of Directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full Board of Directors.

Compensation Committee

After the Closing, the compensation committee will consist of Messrs. Viotto, Sherman, and Bei and will be chaired by Mr. Viotto. Each of Messrs. Viotto, Sherman and Bei satisfies the “independence” requirements of the Company Guide. The compensation committee assists the board in reviewing and approving the compensation structure of the directors and executive officers, including all forms of compensation to be provided to the directors and executive officers of XNY. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. The Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

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Nominating and Corporate Governance Committee

Upon the Closing, the nominating and corporate governance committee will consist of Messrs. Bei, Viotto, and Sherman and will be chaired by Mr. Bei. Each of Messrs. Bei, Viotto, and Sherman satisfies the “independence” requirements of the Company Guide. The nominating and corporate governance committee assists the Board of Directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to the company;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, unless he or she is disqualified to vote by the chairman of the relevant board meeting.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all of the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors of XNY.

Involvement in Certain Legal Proceedings

To the best of XNY’s knowledge, in the past ten (10) years, none of the proposed directors or executive officers were involved in any of the following: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two (2) years prior to that time; (2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

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Chutian’s Employment Agreements

Chutian has entered into employment agreements with all of its executive officers. Under these agreements, each of Chutian’s executive officers is employed for a specified time period. Chutian may terminate his or her employment for cause for certain acts of such executive officer, including but not limited to, a conviction of a felony or any gross negligence by the executive officer in connection with the performance of his or her duties that have resulted in material and demonstrable financial harm to Chutian. Upon termination for cause, the executive officer is entitled to the base salary only and may receive certain amount of financial compensation (if applicable under the Labor Contract Law of the PRC).

Each executive officer of Chutian has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of Chutian’s confidential information, technological secrets, commercial secrets and know-how. Chutian’s executive officers have also agreed to disclose to the company all inventions, designs and techniques resulting from work performed by them, and to assign us all right, title and interest to such inventions, designs and techniques.

EXECUTIVE COMPENSATION

Compensation of Chutian’s Directors and Executive Officers

Chutian’s directors and executive officers receive compensation in the form of annual salaries and allowances. In 2016, the aggregate cash compensation Chutian paid its directors and executive officers was approximately RMB0.2 million ($23,000). Except as disclosed above, no other compensation or benefits in kind were paid or granted to our executive officers in 2016.

RELATED PARTY TRANSACTIONS

Transactions with Related Persons

Set forth below is a description of all of Chutian’s material related party transactions since 2014 to December 2017.

Loans to related parties

From 2014 to 2016, we lent a revolving loan of RMB8.0 million to Hubei Baoli Ecological Conservation Co., Ltd for three (3) years at weighted average interest rates of 23.3% per annum for interest income on the loan and 12.7% per annum for fee income on the loan. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of our company. The interest income on the loan was RMB1.2 million, RMB1.4 million and RMB2.1 million ($0.3 million) for the years ended December 31, 2014, 2015 and 2016, respectively. The fee income on the loan was RMB0.7 million, RMB1.3 million and RMB1.1 million ($0.2 million) for the years ended December 31, 2014, 2015 and 2016.

From 2015 to 2016, we lent a revolving loan of RMB3.0 million to Kang Chen for two (2) years at weighted average interest rates of 22.8% per annum for interest income on the loan and 19.2% per annum for fee income on the loan. The loan was guaranteed by Ms. Jing Liang, a shareholder who owned 4.3% of our company. The interest income on the loan was RMB0.9 million and RMB0.8 million ($0.1 million) for the years ended December 31, 2015 and 2016, respectively. The fee income on the loan was RMB0.8 million and RMB0.5 million ($0.1 million) for the years ended December 31, 2015 and 2016, respectively.

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Consulting expenses for Hubei Daily Media Group representatives

We incurred RMB0.4 million, RMB0.5 million and RMB0.5 million ($0.1 million) expenses to Hubei Daily Media Group, a shareholder who owned 20% of our company, for the consulting services related to two representatives sent by Hubei Daily Media Group, for the years ended December 31, 2014, 2015 and 2016, respectively.

Lease of Office Space from Hubei Daily Media Group

In September 2012, we entered into a ten-year operating lease agreement from October 8, 2012 to October 7, 2022, with Hubei Daily Media Group, a shareholder who owned 20% of our company, in Wuhan City, Hubei Province, where we lease approximately 1,673 square meters of office space located at 6th Floor, Cultural Creative Building, No 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province. The lease amount is RMB1.0 million per year for the first five years and RMB1.1 million per year for the last five years, plus property management fees, water and electricity and all related taxes. We incurred lease and related expenses of RMB1.2 million, RMB1.2 million and RMB1.1 ($0.2 million) for the years ended December 31, 2014, 2015 and 2016, respectively.

Advertising and promotional expenses with Hubei Daily Media Group

In 2014, we entered into a one-year agreement with Hubei Daily Newspaper, a subsidiary of Hubei Daily Media Group, a shareholder owned 20% of our company, to advertise and promote our company in the business section of the newspaper for RMB0.1 million.

In 2015, we entered into a one-year agreement with Hubei JingChu Internet Technology Company, a subsidiary of Hubei Daily Media Group, a shareholder who owned 20% of our company, to advertise and promote our company in the internet media for RMB0.7 million.

Advisory expenses with Hubei New Nature Investment Co., Ltd

In 2014, 2015 and 2016, we entered into a one-year agreement with Hubei New Nature Investment Co., Ltd, a shareholder who owned 19.8% of our company, to provide funding advisory services for our company for RMB1.0 million, RMB2.2 million and RMB1.9 million ($0.3 million), respectively.

Intermediary fee agreement with Chutian Wealth (Wuhan) Financial Services Co., Ltd

In 2016, we entered into an agreement with Chutian Wealth (Wuhan) Financial Services Co., Ltd, a subsidiary jointly owned by Hubei New Nature Investment Co., Ltd and Hubei Daily Media Group, to assist in fund raising for our company through Wuhan Securities Exchange at 6% per annum on funds raised. During 2016, Chutian Wealth (Wuhan) Financial Services Co., Ltd assisted us in raising RMB87.3 million in borrowings, and intermediary fees were RMB2.7 million ($0.4 million).

Borrowings from shareholders

In April 2016, we borrowed RMB6.0 million from Wang Hailin, a shareholder who owned 7.7% of our company, at 10% per annum interest from April 2016 to November 2016. We paid RMB0.4 million for interest on the loan from Wang Hailin. In December 2016, the loan from Wang Hailin was converted to shareholders’ equity as part of the capital contribution.

In July 2016, we borrowed RMB2.0 million from Li Ling, a shareholder who owned 2.5% of our company, at 10% per annum interest from July 2016 to November 2016. We paid RMB0.1 million for interest on the loan from Li Ling. The loan from Li Ling was fully repaid in November 2016.

Loan receivable placed with Wuhan Securities Exchange for funding purchased by related parties

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In 2014, 2015 and 2016, our right of return on our loans receivable of RMB37.4 million, RMB68.9 million and RMB98.5 million ($14.2 million), that placed with Wuhan Securities Exchange for funding, were purchased by Hubei Daily Media Group, a shareholder which owned 20% of our company. The weighted average annual interest rates for interest expenses on these borrowings were 11.5%, 11.4% and 11.6% in 2014, 2015 and 2016, respectively. The average duration for these borrowings was 138 days, 102 days and 152 days in 2014, 2015 and 2016, respectively. The interest expenses on these borrowings were RMB2.7 million, RMB2.2 million and RMB4.7 million ($0.7 million) in 2014, 2015 and 2016, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF CHUTIAN

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes and other financial information appearing elsewhere in this document. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Readers are also urged to carefully review and consider the various disclosures made by us which attempt to advise interested parties of the factors which affect our business, including without limitation, the disclosures made under “Risk Factors.”

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties. Unless otherwise indicated, references to “Chutian,” “Company,” “us” or “we” refer to Hubei Chutian Microfinance Co., Ltd.

Special note regarding forward-looking statements

All statements other than statements of historical fact included herein including, without limitation, statements regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used herein, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend” and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of a number of factors, including those set forth under the risk factors and business sections herein.

Overview

We are a lending company primarily engaging in the business of providing loan facilities to micro, small and medium sized enterprises and sole proprietors in Hubei province of the People’s Republic of China (“PRC”). We typically provide family-run businesses, farmers and individual borrowers with working capital and bridge financing support, primarily through means of short-term loans based upon their needs and qualifications. In line with our business environment and funding demands, as well as the risk minimization requirements and increased adaptability to the changes in economy and industry, our mandate is to maintain loan facilities that are small in size and short term and to diversify our customer base into multiple industries.

All of our operations are conducted in the PRC through Chutian. We operate our microfinance lending business in the PRC on the basis of the approval certificates, business license and other requisite licenses held by Chutian. We conduct our microfinance lending business in the PRC and generate virtually all of our revenues for our business through the VIE Agreements.

Key factors that affect operating results

Our operations and assets are located in China. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China; (b) economic policies and initiatives undertaken by the Chinese government; (c) changes to prevailing market interest rates; and (d) a higher rate of bankruptcy. Unfavorable changes could affect demand for services that we provide and could materially and adversely affect the results of operations. Although we have generally benefited from China’s economic growth, we are also affected by the complexity, uncertainties and changes in the Chinese economic conditions and regulations governing the non- banking financial industry.

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Our results of operations are also affected by the provision for loan losses which are a noncash item and represent an assessment of the risk of future loan losses. The amount of provisions or allowances has been recorded based on management’s assessment. We may increase or decrease the allowance for loan based on any such change of economic conditions and the change of management’s assessment. Any change in the allowance for loan losses would have an effect on our financial condition and results of operation.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with IFRS. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgment made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, service has been performed, the price is fixed or determinable and collection is reasonably assured, on the following:

•	Interest income on loans. Interest on loan receivables is accrued monthly in accordance with their contractual terms and recorded in accrued interest receivable. We do not charge customers any penalty for prepayment of loans. Additionally, accrual for interest is discontinued when either (i) reasonable doubt exists as to the full, timely collection of interest or principal or (ii) when a loan becomes past due by more than ninety (90) days.

•	Service on loans. We recognize revenue by providing loan service with our customers. Revenue related to our service offerings is recognized as the service is performed and amount is earned, using the straight-line method over the term of the related loan service period. Prepayments, if any, received from customers prior to the service being performed are recorded as advances from customers. In these cases, when service is performed, the amount recorded as advances from customers is recognized as revenue.

Allowance for interest and fee receivable

We review the interest and fee receivable on a periodic basis and make general and specific allowance when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balance, we consider many factors, including the age of the balance, a customer’s historical payment history, the current credit-worthiness and current economic trends. Accounts are written off after exhaustive efforts at collection.

Allowance for loan receivable

We recognize a charge-off when management determines that full repayment of a loan is not probable. The primary factor in making that determination is the potential outcome of a lawsuit against the delinquent debtor. We will recognize a charge-off when we lose contact with the delinquent borrower for more than nine months or when the court rules against us to seize the collateral asset of the delinquent debt from either the guarantor or borrower. In addition, when the recoverability of the delinquent debt is highly unlikely, the senior management team will go through a stringent procedure to approve a charge-off.

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The allowance for loan losses is maintained at a level believed to be reasonable by management to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is based on factors such as the size and current risk characteristics of the portfolio, an assessment of individual loans and actual loss, delinquency, and/or risk rating record within the portfolio. We evaluate the allowance for loan losses on a quarterly basis or more often as necessary.

Income taxes

We are required to pay income taxes in the PRC. In order to determine the provision for income taxes, we have to exercise critical judgment. During the ordinary course of our business, there may be ultimate determinations on income taxes that contain uncertainty. We recognize liabilities for expected taxes based on our estimates of whether additional taxes may be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

RESULTS OF OPERATIONS

The following tables present our summary statements of operations for each of the years ended December 31, 2014, 2015 and 2016. Our historical results presented below are not necessarily indicative of the results for any future periods.

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$
	(amount in thousands)
Interest and fee income
Interest income on loans	57,941	68,012	83,920	12,087
Fees on loans	27,778	31,895	20,976	3,021
	85,719	99,907	104,896	15,108

Interest expenses on loans	(8,032)	(16,075)	(22,151)	(3,190)
Provision for loan losses	(5,756)	(9,396)	(6,360)	(916)
Business related taxes and surcharges	(4,921)	(5,685)	(1,152)	(166)
	(18,709)	(31,156)	(29,663)	(4,272)

Net interest income	67,010	68,751	75,233	10,836

Interest and other income	12	476	1,772	255

Operating costs and expenses
Sales and marketing	(2,150)	(4,236)	(4,899)	(706)
General and administrative	(8,582)	(10,295)	(14,937)	(2,151)
Total operating costs and expenses	(10,732)	(14,531)	(19,836)	(2,857)

Income before taxes	56,290	54,696	57,169	8,234
Income tax expense	(14,636)	(17,841)	(15,221)	(2,192)
Net income	41,654	36,855	41,948	6,042

Profit attributable to:
Owners of the company	33,323	29,484	33,558	4,834
Non-controlling interests	8,331	7,371	8,390	1,208
	41,654	36,855	41,948	6,042

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Profit attributable to owners of the Company and Non-controlling interests

Profit attributable to owners of the Company represents 80% controlling interest of our company through the VIE arrangement. Upon the Closing, XNY will be deemed to control 80% of Chutian and have rights to consolidate only 80% of Chutian’s audited financial results, the remaining 20% non-controlling interests relates to 20% controlling interest of Hubei Daily Media Group.

Comparison of results of operations for the years ended December 31, 2016 and 2015

Interest income on loans

Our interest income on loans increased by RMB15.9 million ($2.3 million), or 23.4%, from RMB68.0 million in 2015 to RMB83.9 million ($12.1 million) in 2016. The increase was primarily attributable to the increase in average loan duration from approximately 129 days in 2015 to approximately 164 days in 2016, which resulted in a RMB18.2 million ($2.6 million) increase in interest income on loans. Also, the increase was attributable to the increase in average interest rate from 18.9% in 2015 to 19.8% in 2016, which resulted in a RMB4.1 million ($0.6 million) increase in interest income on loans. The increase was partially offset by a decrease in total loans outstanding during the year from RMB1,003.1 million in 2015 to RMB930.2 million ($134.0 million) in 2016, which resulted in a RMB6.4 million ($0.9 million) decrease in interest income on loans.

Fees on loans

Our fees on loans decreased by RMB10.9 million ($1.6 million), or 34.2%, from RMB31.9 million in 2015 to RMB21.0 million ($3.0 million) in 2016. The decrease was primarily attributable to the decrease in total loans subject to fees charged from RMB578.3 million in 2015 to RMB446.3 million ($64.3 million) in 2016, which resulted in RMB6.4 million ($0.9 million) decrease in fees on loans. Also, the decrease was attributable to the decrease in average fee rates from 12.1% in 2015 to 9.7% in 2016, which resulted in RMB5.4 million ($0.8 million) decrease in fees on loans. The decrease was partially offset by the increase in average loan duration from approximately 164 days in 2015 to approximately 174 days in 2016, which resulted in an RMB0.9 million ($0.1 million) increase in fees on loans.

Interest expense

Interest expense increased by RMB6.1 million ($0.9 million), or 37.9%, from RMB16.1 million in 2015 to RMB22.2 million ($3.2 million) in 2016. The increase was primarily attributable to the increase in borrowings during the year from RMB252.8 million in 2015 to RMB384.2 million ($55.3 million), which resulted in a RMB8.1 million ($1.2 million) increase in interest expense on borrowings. The increase was partially offset by average duration of the borrowings from approximately 177 days in 2015 to approximately 164 days in 2016, which resulted in a RMB1.3 million ($0.2 million) decrease in interest expense on borrowings. Also, the decrease in average interest rate on borrowings from 12.9% in 2015 to 12.6% in 2016, which resulted in a RMB0.7 million ($0.1 million) decrease in interest expense on borrowings.

Provision for loan losses

We maintain the allowance for loan losses, as presented in our financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. Our management evaluates the adequacy of the allowance for loan losses on a quarterly basis or more often as necessary. The allowance is based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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Provision for loan losses decreased by RMB3.0 million ($0.4 million), or 31.9%, from RMB9.4 million in 2015 to RMB6.4 million ($0.9 million) in 2016. The decrease was primarily attributable to the decrease in the rate of provision for loans from 3.5% in 2015 to 3.1% in 2016.

Business related taxes and surcharges

Business related taxes and surcharges decreased by RMB4.5 million ($0.6 million), or 78.9%, from RMB5.7 million in 2015 to RMB1.2 million ($0.2 million) in 2016. The decrease was primarily attributable to the tax reform implemented since May 1, 2016, whereby business taxes of 6% were changed to value added taxes of 6%. Business taxes are reported as a deduction to revenue when incurred. Entities that are value added taxes taxpayers are allowed to offset qualified input value added taxes paid to suppliers against their output value added taxes liabilities. Net value added taxes balance between input value added taxes and output value added taxes are recorded either in the line item of accrued expenses or other liabilities on the face of balance sheet.

Interest and other income

Interest and other income increased by RMB1.3 million ($0.2 million), or 260%, from RMB0.5 million in 2015 to RMB1.8 million ($0.3 million) in 2016. The increase was primarily attributable to the purchase of principal guaranteed investment products during the year using excess funds during the year.

Sales and marketing expenses

Sales and marketing expenses increased by RMB0.7 million ($0.1 million), or 16.7%, from RMB4.2 million in 2015 to RMB4.9 million ($0.7 million) in 2016. The increase was primarily due to the increase in salaries.

Salaries increased by RMB1.0 million ($0.1 million), or 37.0%, from RMB2.7 million in 2015 to RMB3.7 million ($0.5 million) in 2016. The increase was primarily due to the increase in loan department headcounts as well as the increase in salaries for existing staff.

General and administrative expenses

General and administrative expenses increased by RMB4.6 million ($0.7 million), or 44.7%, from RMB10.3 million in 2015 to RMB14.9 million ($2.1 million) in 2016. The increase was primarily due to the increase in salaries, legal, consulting and professional expenses.

Salary expenses increased by RMB0.6 million ($0.1 million), or 17.0%, from RMB3.5 million in 2015 to RMB4.1 million ($0.6 million). The increase was primarily attributed to the increase in senior management headcounts as well as the increase in salaries for existing staff.

Legal, consulting and professional expenses increased by RMB4.2 million ($0.6 million), or 1400.0%, from RMB0.3 million in 2015 to RMB4.5 million ($0.6 million) in 2016. The increase was primarily attributed to payments made to legal counsels, consulting firms and professionals for the listing initiative.

Income tax expenses

Our income tax expenses decreased by RMB2.6 million ($0.4 million), or 14.8%, from RMB17.8 million in 2015 to RMB15.2 million ($2.2 million) in 2016. The decrease was primarily attributed to lower non-deductible expenses of RMB0.1 million ($20,000) in 2016 as compared with non-deductible expenses of RMB0.7 million in 2015.

Net income

As a result of the foregoing, our net income increased by RMB5.0 million ($0.7 million), or 13.7%, from RMB36.9 million in 2015 to RMB41.9 million ($6.0 million) in 2016.

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Comparison of results of operations for the years ended December 31, 2015 and 2014

Interest income on loans

Our interest income on loans increased by RMB10.1 million, or 17.4%, from RMB57.9 million in 2014 to RMB68.0 million in 2015. The increase was primarily attributable to the increase in average loan duration from approximately 100 days in 2014 to approximately 129 days in 2015, which resulted in a RMB16.1 million increase in interest income on loans. The increase was also attributable to the increase in total loans outstanding during the year from RMB964.3 million in 2014 to RMB1,003.1 million in 2015, which resulted in a RMB3.3 million increase in interest income on loan. The increase was partially offset by a decrease in the average interest rate from 21.6% in 2014 to 18.9% in 2015, which resulted in a RMB9.3 million decrease in interest income on loans.

Fees on loans

Our fees on loans increased by RMB4.1 million, or 14.7%, from RMB27.8 million in 2014 to RMB31.9 million in 2015. The increase in fees on loans was attributable to the increase in average loan duration from approximately 113 days in 2014 to approximately 164 days in 2015, which resulted in a RMB10.9 million increase in fees on loans. Also, the increase in fees on loans was attributable to the increase in average fee rates from 11.5% in 2014 to 12.1% in 2015, which resulted in a RMB2.6 million increase in fees on loans. The increase in fees on loans was partially offset by the decrease in loans subject to fees charged from RMB766.8 million in 2014 to RMB578.3 million in 2015, which resulted in a RMB9.4 million decrease in fees on loans.

Interest expense

Interest expense increased by RMB8.1 million, or 101.3%, from RMB8.0 million in 2014 to RMB16.1 million in 2016. The increase was primarily attributable to the increase in borrowings from RMB153.9 million in 2014 to RMB252.8 million in 2015, which resulted in a RMB6.1 million increase in interest expense on borrowings. Also, the increase was attributable to the increase in the average interest rate on borrowings from 10.0% in 2014 to 12.9% in 2015, which resulted in a RMB3.1 million increase in interest expense on borrowings. The increase was partially offset by a decrease in the average duration of the borrowings from approximately 188 days in 2014 to 177 days in 2015, which resulted in a RMB1.1 million decrease in interest expense on borrowings.

Provision for loan losses

We maintain the allowance for loan losses, as presented in our financial statements, at a level we consider to be reasonable by management to absorb probable losses inherent in the loan portfolio as of each balance sheet date. Our management evaluates the adequacy of the allowance for loan losses on a quarterly basis or more often as necessary. The allowance is based on our past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Our provision for loan losses increased by RMB3.6 million, or 62.1%, from RMB5.8 million in 2014 to RMB9.4 million in 2015. The increase was primarily attributable to the increase in the rate of provision for loans from 1.7% in 2014 to 3.5% in 2016.

Business related taxes and surcharges

Business related taxes and surcharges increased by RMB0.8 million, or 16.3%, from RMB4.9 million in 2014 to RMB5.7 million in 2015. The increase was consistent with the increase in interest and fee income on loans.

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Interest and other income

Interest and other income increased by RMB0.5 million, or 4,247.8%, from RMB12,000 in 2014 to RMB0.5 million in 2015. The increase was primarily attributable to the purchase of principal guaranteed investment products during the year using excess funds during the year.

Sales and marketing expenses

Our sales and marketing expenses increased by RMB2.1 million, or 95.4% ,from RMB2.1 million in 2014 to RMB4.2 million in 2015. The increase was primarily due to the increase in marketing activities and salaries.

Salaries increased by RMB1.0 million, or 59.5% ,from RMB1.7 million in 2014 to RMB2.7 million in 2015. The increase was primarily due to the increase in loan department headcounts as well as the increase in salaries for existing staff.

Marketing activities expenses increased by RMB0.9 million, or 180%, from RMB0.5 million in 2014 to RMB1.4 million in 2015.

General and administrative expenses

General and administrative expenses increased by RMB1.7 million, or 19.8%, from RMB8.6 million in 2014 to RMB10.3 million in 2015. The increase was primarily due to the increase in advertising expenses, legal and professional fees.

Legal and professional fee expenses increased by RMB0.6 million from nil in 2014 to RMB0.6 million in 2015. The increase was primarily due to the engagement of legal counsels in recovering those overdue loans.

Advertising expenses increased by RMB0.6 million, or 300.0%, from RMB0.2 million in 2014 to RMB0.8 million in 2015. The increase was primarily attributed to the initiative to increase publicity for our company.

Traveling expenses increased by RMB0.3 million, or 75.0%, from RMB0.4 million in 2014 to RMB0.7 million in 2015. The increase was primarily attributed to the increase in business meetings.

Income tax expenses

Our income tax expenses increased by RMB3.2 million, or 21.9%, from RMB14.6 million in 2014 to RMB17.8 million in 2015. The increase was primarily attributed to higher non-deductible expenses of RMB0.7 million in 2015 as compared with non-deductible expenses of RMB0.1 million in 2014.

Net income

As a result of foregoing, our net income decreased by RMB4.8 million, or 11.5%, from RMB41.7 million in 2014 to RMB36.9 million in 2015.

LIQUITY AND CAPITAL RESOURCES

Liquidity

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office expenses, lending to our customers, repayments of our borrowings, taxes and other operational expenses. We fund our loans, working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations and borrowings from various individuals and companies.

We raise our borrowings by transferring the right of return on our loans, in whole or in part of the loan principal, with Wuhan Securities Exchange, under the supervision of Financial Office of Hubei Provincial People’s Government, or other securities exchanges for investors to invest in the right of return on loan, in whole or in part of the loan principal, at a fixed interest rate for a fixed period of time. At the maturity of the borrowings, we repay the borrowings from the investors through Wuhan Securities Exchange or other securities exchanges. We do not provide guarantee on the loan principal and interest to borrowers. The following table sets forth a summary of our borrowings for the periods indicated. We have been a member of Wuhan Securities Exchange since February 2014.

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	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	$
	(amount in thousands)
Total borrowings	153,940	252,770	384,240	55,342
Range of interest rate	8%-13%	9%-15%	8-15%
Duration of borrowings	2-12 months	1-12 months	1-12 months

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31
	2014	2015	2016	2016
	RMB	RMB	RMB	$
	(amount in thousands)
Net cash provided by operating activities	55,722	58,713	16,708	2,406
Net cash used in investing activities	(227,720)	(59,074)	(213,138)	(30,698)
Net cash provided by financing activities	167,922	50,832	227,480	32,764
Cash and cash equivalents at beginning of the year	19,346	15,270	65,741	9,469
Cash and cash equivalents at end of the year	15,270	65,741	96,791	13,941

As of December 31, 2016, our cash and cash equivalents amounted to RMB96.8 million ($13.9 million). Our cash and cash equivalents consist of cash on hand, cash deposited in banks and time deposit with banks with original maturities of three months or less. We believe that our current levels of cash and cash equivalents, working capital, borrowings and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next twelve (12) months.

Cash Flow Provided By Operating Activities

Our net cash provided by operating activities primarily consists of income before income tax, as adjusted by depreciation of property and equipment, provisions for loan and interest receivable losses, income tax paid, and changes in assets and liabilities, which include interest and fee receivables, prepaid expenses, advances from customers, salary and benefit payable, business and other taxes payable, interest payable, and other payable.

Our net cash provided by operating activities for the year ended December 31, 2016, was RMB16.7 million ($2.4 million), which mainly consisted of (i) profit before taxation of RMB57.2 million ($8.2 million) and (ii) adjusted by provision for loan losses of RMB4.8 million ($0.7 million), as mainly offset by (i) increase in interest and fee receivables of RMB16.4 million ($2.4 million) due to increase in outstanding loan principal as of December 31, 2016; (ii) increase in prepaid expenses and other of RMB10.7 million ($1.5 million) due to prepaid professional fees for the listing initiative; and (iii) payment of income tax of RMB21.5 million ($3.1 million) for profit made during the year.

Our net cash provided by operating activities for the year ended December 31, 2015, was RMB58.7 million, which mainly consisted of (i) profit before taxation of RMB54.7 million; (ii) adjusted by provision for loan losses of RMB9.7 million, (iii) decrease in interest and fee receivable of RMB8.2 million due to receipt of interest and fees from the loan customers; and (iv) increase in interest payable of RMB2.0 million due mainly to increase in borrowings, as mainly offset by payment of income tax of RMB14.1 million for profit made during the year.

Our net cash provided by operating activities for the year ended December 31, 2014, was RMB55.7 million, which mainly consisted of (i) profit before taxation of RMB56.3 million; and (ii) adjusted by provision for loan losses of RMB5.3 million, as mainly offset by payment of income tax of RMB6.5 million for profit made during the year.

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Cash Flow Used In Investing Activities

Our net cash of RMB213.1 million ($30.7 million) used in investing activities for the year ended December 31, 2016, mainly consisted of cash outflows of RMB446.3 million ($64.3 million) in originated loans disbursement and cash inflows of RMB233.1 million ($33.6 million) in repayment of loans from customers.

Our net cash of RMB59.1 million used in investing activities for the year ended December 31, 2015, mainly consisted of cash outflows of RMB578.3 million in originated loans disbursement and cash inflows of RMB519.2 million in repayment of loans from customers.

Our net cash of RMB227.7 million used in investing activities for the year ended December 31, 2014, mainly consisted of cash outflows of RMB766.9 million in originated loans disbursement and cash inflows of RMB539.5 million in repayment of loans from customers.

Net cash provided by financing activities

Our net cash of RMB227.5 million ($32.8 million) provided by financing activities for the year ended December 31, 2016, mainly consisted of cash inflows of RMB195.0 million ($28.1 million) received from issuing capital share and borrowings of RMB386.2 million ($55.6 million) received from loans payable, partially offset by cash outflows of RMB335.0 million ($48.3 million) repayments of loan payable and payments of dividend RMB18.8 million ($2.7 million).

Our net cash of RMB50.8 million provided by financing activities for the year ended December 31, 2015, mainly consisted of borrowings of RMB252.7 million received from loans payable, partially offset by cash outflows of RMB183.6 million repayments of loan payable and payments of dividend RMB18.3 million.

Our net cash of RMB167.9 million provided by financing activities for the year ended December 31, 2014, mainly consisted of cash inflows of RMB100.0 million received from issuing capital share and borrowings of RMB153.9 million received from loans payable, partially offset by cash outflows of RMB73.9 million repayments of loan payable and payments of dividend RMB12.1 million.

Capital Resources

Our capital expenditures, consisting of the purchase of motor vehicles, leasehold improvements, office equipment and furniture, were RMB0.4 million, nil and nil in 2014, 2015 and 2016, respectively. Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations.

Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016, that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet commitments or arrangements as of December 31, 2016. We have not entered into, nor do we expect to enter into, any off-balance sheet arrangements. We also have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. In addition, we have not entered into any derivative contracts that are indexed to our equity interests and classified as shareholders’ equity. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

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Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(RMB in thousands)
Debt Obligations	200,470	200,470	—	—	—
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	6,024	1,017	2,108	2,108	791
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	—	—	—	—	—

Debt obligations represent loans payable to various individuals and companies that are due within one (1) year. Loans payable with various due dates through August 18, 2017, have the weighted average annual interest rate of 9.3% on loans payable.

Operating lease obligations are mainly related to the lease agreement we entered into with Hubei Daily Newspaper for our office in Wuhan City, Hubei Province.

XNY’S SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within sixty (60) days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity. As of November 30, 2017, XNY had a total of 227,716,692 ordinary shares outstanding. Assuming that the Closing occurs, XNY will have a total of 1,000,000,000 ordinary shares outstanding.

The following table contemplates the occurrence of the Closing and sets forth the following information on a post Closing basis: (a) the names and addresses of each beneficial owner of five percent (5%) or more of our ordinary shares known to us, the number of shares of ordinary shares that will be beneficially owned by each such person, and the percent of our ordinary shares that will be owned; and (b) the names and addresses of each proposed director and executive officer, the number of shares of our ordinary shares that will be beneficially owned, and the percentage of our ordinary shares that will be owned, by each such person, and by all of our proposed directors and executive officers as a group. Unless otherwise indicated, the business address of each of XNY’s proposed directors and executive officers is c/o 6th Floor, Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, People’s Republic of China. Each person has sole voting and investment power with respect to the shares of our ordinary shares, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of ordinary shares, except as otherwise indicated.

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Proposed Name and Address of Beneficial Owner Post-Closing	Proposed Amount and Nature of Beneficial Ownership Post-Closing		Proposed Percentage of Beneficial Ownership Post Closing
Proposed Directors and Executive Officers
Qizhi Wei, Director (Chairman); Chief Executive Officer	887,280,237	(1)	88.7%
Wenting (Tina) Xiao, Director and Chief Personal/Human Resource Officer	-(2)		-
H. David Sherman, Director	-		-
Duoguang Bei, Director	-		-
Michael J. Viotto, Director	-		-
Chee Jiong Ng, Chief Financial Officer	119,036		*
Eric Wu, Chief Risk Officer	-
Weidong Xu, Chief Operating Officer	-
Directors and Executive Officers as a Group	887,399,273		88.7%
5% or More Beneficial Owners(3)

___________

*less than one percent (1%)

(1)	Includes 22,999,386 ordinary shares held by Perfect Lead International Limited (“Perfect Lead”) and 864,280,851 ordinary shares held by Honest Plus Investments Limited (“Honest Plus”). Mr. Wei is the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus.

(2)	Excludes ordinary shares held by Honest Plus. Ms. Xiao is the sole shareholder and director of Hesperus Investments Limited, which holds approximately 13% ownership interest in Honest Plus.

(3)	Excludes the following indirect beneficial owners of Honest Plus: Luxuriant Mount Limited (which holds approximately 56% ownership interest in Honest Plus and is controlled by Mr. Wei), Right Praise Limited (which owns approximately 20% ownership interest in Honest Plus and is controlled by Yang Sizhi), Blissful Sino Limited (which owns approximately 11% ownership interest in Honest Plus), and Hesperius Investments Limited (which owns approximately 13% ownership interest in Honest Plus and is controlled by Ms. Xiao).

MARKET

XNY’s ADSs have been listed on the New York Stock Exchange since November 23, 2010, under the symbol “XNY” and in connection with the proposed Closing of the Transactions, XNY intends to transfer the listing of XNY’s ADSs to the NYSE American.

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